OLD MUTUAL®

Funds I

Old Mutual Funds I

ANNUAL REPORT

VA Asset Allocation Portfolios

December 31, 2007

Old Mutual VA Asset Allocation Conservative Portfolio
Old Mutual VA Asset Allocation Balanced Portfolio
Old Mutual VA Asset Allocation Moderate Growth Portfolio

TABLE OF CONTENTS

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ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolios are only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolios' performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawal from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of December 31, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2007 are included in a Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in a Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging a Portfolio's performance against a specific securities index. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. A Portfolio may significantly differ in holdings and composition from an index and individuals cannot invest directly in an index.

ABOUT THIS REPORT — concluded

Indexes:

Lehman Brothers U.S. Aggregate Index

The unmanaged Lehman Brothers U.S. Aggregate Index is a widely recognized measure of the aggregate bond market. The unmanaged index is market value-weighted inclusive of accrued interest.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Value Index

The unmanaged Russell 3000 Value Index measures the performance of those Russell 3000 Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000 Value or the Russell 2000 Value Indexes.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Standard & Poor's SuperComposite 1500 Index

The unmanaged Standard & Poor's SuperComposite 1500 ("S&P 1500") Index is a broad-based, capitalization-weighted index comprised of 1,500 stocks of large-cap, mid-cap and small-cap U.S. companies.

Index returns and statistical data included in this report are provided by Bloomberg, FactSet and Lehman Brothers.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am pleased to share this review of the year ended December 31, 2007 with you. Overall the market advanced, with the S&P 500 Index gaining 5.49%, growth stocks outperforming their value-oriented counterparts, and mid- and l arge-cap stocks outperforming their small-cap peers. The broad-market Russell 3000® Growth and Russell 3000® Value Indexes posted 11.40% and (1.01)% returns, respectively. Throughout the period, however, there was much uncertainty and market volatility was widespread.

Contributing to the market volatility were the sub-prime lending crisis and ensuing credit crunch, a downturn in the housing market, inflationary fears, rising commodity prices, slowing U.S. economic growth, a falling dollar and geopolitical tensions. In mid-September, the Federal Reserve Board began to implement a series of interventions aimed at stabilizing credit markets and helping homeowners. The interventions appeared to fall short of achieving their objectives, and at year-end market sentiment was mixed as to whether the credit and housing turmoil might foreshadow an economic slowdown in 2008. Despite these macroeconomic warning signs, investors took heart in the fact that global growth continued to march forward, incomes continued to rise, employment figures remained strong, exports gained ground and mortgage rates were at historically low levels.

In addition to the bright spots within U.S. borders, emerging market countries faired well during 2007. These burgeoning nations attracted investors through sustained growth, reaching record highs in late October. U.S. market segments associated with emerging market strength (for example: basic materials, infrastructure development and firms with high levels of non-U.S. sales and earnings) experienced continued interest throughout the year.

We are pleased to report that, against this backdrop, the Old Mutual VA Asset Allocation Portfolios generally produced positive absolute and relative results. For more complete information, please refer to the subsequent pages, which discuss the Portfolio's individual activities and returns in greater detail.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds I

Management Overview (Unaudited)

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Performance Highlights

- *For the one-year period ended December 31, 2007, the Old Mutual VA Asset Allocation Conservative Portfolio's Service Class Shares gained 6.69%, while the S&P 1500 Index returned 5.47% and the Lehman Brothers U.S. Aggregate Index returned 6.97%.*

- *At the individual stock level, Apple, Monsanto and Leighton Holdings contributed positively to Portfolio performance during the period, while Royal Bank of Scotland, SLM and AstraZeneca were the largest detractors.*

- *At the underlying mandate level, eleven managers produced positive returns and one manager produced negative returns.*

Q. How did the Portfolio perform relative to its benchmarks?

A. For the one-year period ended December 31, 2007, the Old Mutual VA Asset Allocation Conservative Portfolio's (the "Portfolio") Service Class Shares gained 6.69%, while the S&P 1500 Index returned 5.47% and the Lehman Brothers U.S. Aggregate Index returned 6.97%. Performance for all share classes can be found on page 6.

Q. What investment environment did the Portfolio face during the past year?

A. Ibbotson Associates Advisors, LLC ("Ibbotson") notes that 2007 was a year when skillful asset allocation helped reduce volatility and protect against losses experienced by less diversified funds.

Results among different asset classes varied widely in 2007. For example, emerging-market stocks and non-U.S. bonds produced strong gains, aided by strong growth in emerging-market countries and by a depreciating U.S. dollar. Large- and mid-cap growth stocks, international developed-market equities and core U.S. bonds had good months and bad months, but overall met the strategic asset allocation consultant's return expectations for the year. High-yield bonds underperformed Ibbotson's long-term expectations, while value stocks underperformed by a wide margin, ending the year with negative returns.

Q. Which market factors influenced the Portfolio's relative performance?

A. Strong performance in aggregate bonds, international bonds and large-capitalization growth stocks contributed positively to the Portfolio's performance during the period.

Although large-cap value stocks outperformed large-cap growth stocks every year since 1999 (as measured by the Russell 1000® Value Index and the Russell 1000® Growth Index, respectively), 2007 reversed that trend. However, the Portfolio maintained a neutral allocation between growth and value throughout the year. Hence, overall, the Portfolio was not affected by the discrepancy between growth and value returns during the period.

Ibbotson's models have long-term allocations to mid-cap U.S. equities, but since August of 2006, Ibbotson tactically underweighted mid-caps and shifted approximately 1% of that allocation into large-cap U.S. equities. In August of 2007, Ibbotson reduced the Portfolio's allocation to high-yield bonds by 3%, anticipating continued negative impact on non-investment grade issues. These tilts contributed positively to the Portfolio's performance during 2007.

Negative returns in mid- and large-cap value equities negatively impacted the Portfolio's performance during the annual period.

Q. How did composition affect Portfolio performance?

A. At the individual stock level, Apple, Monsanto and Leighton Holdings contributed positively to Portfolio performance during the period, while Royal Bank of Scotland, SLM and AstraZeneca were the largest detractors. Ibbotson notes that during 2007 major stock contributors tended to be growth stocks, while the majority of the largest detractors were value stocks. Computer hardware company Apple posted solid earnings with iPod sales, the reintroduction of the iTV and the iPhone release in June. Agricultural product provider Monsanto raised guidance as a result of better than expected Roundup pricing, strong corn seed sales in Brazil and Argentina, and a lower than anticipated tax rate. The company also announced a cross-licensing agreement with Dow Chemical for "SmartStax", the first-ever eight-gene stack in corn. Shares of Leighton Holdings advanced on news that the builder had won $650 million of contracts in the United Arab Emirates through partner Al Habtoor Engineering. Global banking group Royal Bank of Scotland was affected by general concerns surrounding bank stocks, while announcing in December that it would write down £1.5 billion in credit market-related losses. Student lending company SLM reported losses during the period and the company's stock value declined. AstraZeneca fell after the drugmaker announced a 15% decline in third-quarter profit as its top-selling drugs faced increasing competition from generic treatments.

At the underlying mandate level, eleven managers produced positive returns and one manager produced negative returns. Ibbotson creates a customized blended benchmark for each underlying manager based on the firms' style exposures to calculate the relative returns of each manager. The three mandates that outperformed their blended benchmarks by the highest margins were Thompson, Siegel & Walmsley LLC's mid-cap value mandate, Provident Investment Counsel's ("Provident") large-cap growth strategy and Provident's mid-cap growth mandate. Dwight Asset Management Company's high-yield bond strategy, Acadian Asset Management, Inc.'s international equity mandate and Barrow, Hanley, Mewhinney & Strauss, Inc.'s U.S. core bond strategy underperformed their blended benchmark by the most significant margin during the period.

Q. What is the investment outlook?

A. Recent economic news has been full of mixed, even contradictory information. Which reports and indicators should one believe, and what is the best course of action? Ibbotson notes that it is not easily swayed by alarmist reports; rather, the firm conducts extensive analysis that relies upon up-to-date data while remaining attentive to broad market trends. In the context of that analysis, Ibbotson believes that the U.S. economy shows signs of weakening and that the possibility of recession in 2008 has increased. Despite a weakening U.S. economic outlook, the U.S. stock market is fairly priced, in Ibbotson's view, and may be poised to outperform the bond market over time. Specifically, Ibbotson believes that large-cap stocks are more attractive than small-cap stocks in the near term, from both a valuation and momentum perspective. Ibbotson believes there will be continued upward pressure on U.S. inflation and interest rates, which will primarily affect intermediate and long maturity bond yields. In the short-term, however, economic weakness will keep interest rates low as the Federal Reserve Board may continue to consider lowering Fed Fund rates to boost economic growth. Lastly, Ibbotson believes real estate investment trusts continue to be overvalued relative to the overall stock market, even after the sector's recent underperformance.

Top Ten Holdings as of December 31, 2007	
Federal National Mortgage Association, 5.500%, 01/01/37	9.1%
Deutschland Republic, Ser 3 (EUR) 4.500%, 01/04/13	8.7%
U.S. Treasury Notes, 4.875%, 07/31/11	7.4%
U.S. Treasury Notes, 4.625%, 11/15/09	4.8%
Federal National Mortgage Association, 5.000%, 05/01/37	4.7%
Federal National Mortgage Association, 6.000%, 01/01/37	4.3%
U.S. Treasury Notes, 4.750%, 05/15/14	3.1%
U.S. Treasury Notes, 4.875%, 08/15/09	2.1%
PSEG Power, 7.750%, 04/15/11	1.7%
Bank One, 5.900%, 11/15/11	1.6%
As a % of Total Portfolio Investments	47.5%

VA Asset Allocation Conservative Portfolio

OLD MUTUAL VA ASSET ALLOCATION CONSERVATIVE PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of December 31, 2007

	Inception Date	1 Year Return	Annualized Since Inception
VA Asset Allocation Conservative Portfolio - Initial Class	12/29/06	6.99%	6.95%
VA Asset Allocation Conservative Portfolio - Service Class	12/29/06	6.69%	6.66%
S&P 1500 Index	12/29/06	5.47%	4.91%
Lehman Brothers U.S. Aggregate Index	12/29/06	6.97%	6.90%

Past performance is not a guarantee of future results. Total return figures include the effect of the Portfolio's recurring expenses, but do not include fees and expenses that may be imposed under variable annuity contracts or variable life insurance policies offered through separate accounts of participating insurance companies which purchase the Portfolio's shares. If those charges were reflected, the performance shown would have been lower. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

The total annual operating expenses and net annual operating expenses a shareholder in the Portfolio's Initial Class and Service Class Shares may pay (as reported in the April 23, 2007 prospectuses) are 1.17% and 1.00%; 1.42% and 1.25%, respectively. Expenses for both share classes are based on estimated amounts.

Portfolio Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio's Initial Class and Service Class Shares on the inception date of 12/29/06 to an investment made in unmanaged securities indexes on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Asset Class Weightings as of December 31, 2007 — % of Total Portfolio Investments



Schedule of Investments

As of December 31, 2007

Description	Shares	Value (000)
Common Stock — 25.7%		
Advertising Sales — 0.1%		
Focus Media Holding ADR*	55	$ 3
Total Advertising Sales		3
Aerospace/Defense — 0.4%		
Boeing	49	4
Rockwell Collins	255	18
Total Aerospace/Defense		22
Aerospace/Defense-Equipment — 0.2%		
Alliant Techsystems*	100	11
DRS Technologies	8	1
Goodrich	4	—
Total Aerospace/Defense-Equipment		12
Agricultural Chemicals — 0.7%		
Agrium	50	4
CF Industries Holdings	25	3
Monsanto	188	21
Potash of Saskatchewan	76	11
Total Agricultural Chemicals		39
Agricultural Operations — 0.1%		
Archer-Daniels-Midland	85	4
Total Agricultural Operations		4
Airlines — 0.0%		
Delta Air Lines*	20	—
UAL	6	—
US Airways Group*	17	—
Total Airlines		—
Applications Software — 0.3%		
Citrix Systems*	14	1
Intuit*	25	1
Microsoft	296	11
Red Hat*	60	1
Total Applications Software		14
Auto-Cars/Light Trucks — 0.0%		
Ford Motor*	295	2
Total Auto-Cars/Light Trucks		2
Brewery — 0.1%		
Molson Coors Brewing, Cl B	100	5
Total Brewery		5
Broadcast Services/ Programming — 0.0%		
Clear Channel Communications	2	—
Total Broadcast Services/Programming		—

Description	Shares	Value (000)
Cable TV — 0.1%		
Comcast, Special Cl A*	150	$ 3
Comcast, Cl A*	25	1
DIRECTV Group*	96	2
Total Cable TV		6
Casino Hotels — 0.2%		
MGM Mirage*	150	13
Total Casino Hotels		13
Casino Services — 0.0%		
International Game Technology	50	2
Total Casino Services		2
Cellular Telecommunications — 0.2%		
NII Holdings*	250	12
Total Cellular Telecommunications		12
Chemicals-Diversified — 0.4%		
Celanese, Ser A	300	13
E.I. du Pont de Nemours	144	6
Rohm & Haas	14	1
Total Chemicals-Diversified		20
Chemicals-Specialty — 0.1%		
Lubrizol	100	5
Chemtura	20	—
Total Chemicals-Specialty		5
Coal — 0.2%		
Arch Coal	12	1
Consol Energy	100	7
Patriot Coal*	1	—
Peabody Energy	45	3
Total Coal		11
Communications Software — 0.0%		
Avid Technology*	13	—
Total Communications Software		—
Computer Aided Design — 0.1%		
Ansys*	79	3
Total Computer Aided Design		3
Computers — 1.2%		
Apple*	156	31
Hewlett-Packard	325	16
International Business Machines	13	1
Research In Motion*	135	15
Sun Microsystems*	121	2
Total Computers		65

OLD MUTUAL VA ASSET ALLOCATION
CONSERVATIVE PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of December 31, 2007

Description	Shares	Value (000)
Computers-Memory Devices — 0.3%		
EMC*	675	$ 13
Western Digital*	100	3
Total Computers-Memory Devices		16
Computer Services — 0.0%		
Computer Sciences*	6	—
Total Computer Services		—
Containers-Metal/Glass — 0.3%		
Crown Holdings*	200	5
Owens-Illinois*	250	12
Total Containers-Metal/Glass		17
Containers-Paper/Plastic — 0.0%		
Sealed Air	27	1
Sonoco Products	20	1
Total Containers-Paper/Plastic		2
Cosmetics & Toiletries — 0.0%		
Procter & Gamble	4	—
Total Cosmetics & Toiletries		—
Cruise Lines — 0.1%		
Carnival	89	4
Total Cruise Lines		4
Data Processing/Management — 0.1%		
Automatic Data Processing	40	2
Fiserv*	13	1
Total Data Processing/Management		3
Dental Supplies & Equipment — 0.2%		
Dentsply International	220	10
Total Dental Supplies & Equipment		10
Diagnostic Equipment — 0.0%		
Gen-Probe*	25	2
Total Diagnostic Equipment		2
Dialysis Centers — 0.0%		
Davita*	5	—
Total Dialysis Centers		—
Distribution/Wholesale — 0.1%		
WW Grainger	6	1
LKQ*	152	3
Total Distribution/Wholesale		4

Description	Shares	Value (000)
Diversified Manufacturing Operations — 0.7%		
3M	51	$ 4
Dover	96	4
General Electric	372	14
Honeywell International	75	5
Illinois Tool Works	91	5
Textron	100	7
Total Diversified Manufacturing Operations		39
Drug Delivery Systems — 0.0%		
Hospira*	55	2
Total Drug Delivery Systems		2
E-Commerce/Services — 0.1%		
Ctrip.com International ADR	30	2
Expedia*	32	1
Liberty Media - Interactive, Cl A*	53	1
Total E-Commerce/Services		4
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	57	3
Total Electric Products-Miscellaneous		3
Electric-Integrated — 0.8%		
Allegheny Energy	10	1
Centerpoint Energy	750	13
Dominion Resources	73	3
DTE Energy	150	7
Duke Energy	125	3
Edison International	18	1
Entergy	42	5
Exelon	65	5
PG&E	20	1
PPL	100	5
Total Electric-Integrated		44
Electronic Components-Miscellaneous — 0.0%		
Flextronics International*	30	—
NAM TAI Electronics	100	1
Tyco Electronics	7	—
Total Electronic Components-Miscellaneous		1
Electronic Components-Semiconductors — 0.4%		
Broadcom, Cl A*	18	1
DSP Group*	47	1
Fairchild Semiconductor International*	37	1
NVIDIA*	419	14
Qlogic*	50	1
Semtech*	39	1
SiRF Technology Holdings*	24	1
Texas Instruments	27	1
Total Electronic Components-Semiconductors		21

Description	Shares	Value (000)
Electronic Forms — 0.1%		
Adobe Systems*	188	$ 8
Total Electronic Forms		8
Electronic Measuring Instruments — 0.1%		
Agilent Technologies*	200	7
Total Electronic Measuring Instruments		7
Electronic Parts Distribution — 0.1%		
Arrow Electronics*	200	8
Total Electronic Parts Distribution		8
Electronics-Military — 0.0%		
L-3 Communications Holdings	21	2
Total Electronics-Military		2
Energy-Alternate Sources — 0.3%		
Covanta Holding*	100	3
Sunpower, Cl A*	105	14
Total Energy-Alternate Sources		17
Engineering/R&D Services — 0.4%		
Fluor	40	6
Jacobs Engineering Group*	28	3
McDermott International*	190	11
Total Engineering/R&D Services		20
Engines-Internal Combustion — 0.3%		
Cummins	135	17
Total Engines-Internal Combustion		17
Enterprise Software/Services — 0.5%		
BMC Software*	300	11
Oracle*	405	9
Sybase*	300	8
Total Enterprise Software/Services		28
Entertainment Software — 0.1%		
Activision*	90	3
Total Entertainment Software		3
Fiduciary Banks — 0.4%		
Bank of New York Mellon	244	12
Northern Trust	101	8
State Street	9	1
Total Fiduciary Banks		21
Filtration/Separation Products — 0.0%		
Pall	50	2
Total Filtration/Separation Products		2

Description	Shares	Value (000)
Finance-Consumer Loans — 0.1%		
First Marblehead	10	$ —
SLM	145	3
Total Finance-Consumer Loans		3
Finance-Credit Card — 0.1%		
American Express	60	3
Total Finance-Credit Card		3
Finance-Investment Banker/Broker — 0.3%		
Bear Stearns	26	2
Citigroup	99	3
Greenhill	2	—
Interactive Brokers Group, Cl A*	24	1
JPMorgan Chase	146	6
Morgan Stanley	40	2
Charles Schwab	115	3
Total Finance-Investment Banker/Broker		17
Finance-Other Services — 0.2%		
Asset Acceptance Capital	40	1
CME Group	3	2
IntercontinentalExchange*	23	4
MF Global*	10	—
NASDAQ Stock Market*	65	3
Total Finance-Other Services		10
Food-Dairy Products — 0.0%		
Dean Foods	13	—
Total Food-Dairy Products		—
Food-Meat Products — 0.0%		
Tyson Foods, Cl A	94	1
Total Food-Meat Products		1
Food-Miscellaneous/Diversified — 0.2%		
Kraft Foods, Cl A	67	2
Sara Lee	450	7
Total Food-Miscellaneous/Diversified		9
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	5	—
Total Food-Wholesale/Distribution		—
Forestry — 0.1%		
Plum Creek Timber	150	7
Total Forestry		7
Gas- Distribution — 0.0%		
WGL Holdings	11	—
Total Gas - Distribution		—

Old Mutual VA Asset Allocation Conservative Portfolio — continued

Schedule of Investments

As of December 31, 2007

Description	Shares	Value (000)
Hazardous Waste Disposal — 0.1%		
Stericycle*	70	$ 4
Total Hazardous Waste Disposal		4
Health Care Cost Containment — 0.1%		
McKesson	53	3
Total Health Care Cost Containment		3
Hospital Beds/Equipment — 0.1%		
Kinetic Concepts*	100	5
Total Hospital Beds/Equipment		5
Hotels & Motels — 0.0%		
Marriott International, Cl A	5	—
Wyndham Worldwide	13	—
Total Hotels & Motels		—
Human Resources — 0.3%		
Hewitt Associates, Cl A*	324	12
Manpower	50	3
Monster Worldwide*	45	1
Total Human Resources		16
Independent Power Producer — 0.0%		
Reliant Energy*	10	—
Mirant*	11	—
Total Independent Power Producer		—
Industrial Automation/Robot — 0.1%		
Cognex	16	—
Rockwell Automation	100	7
Total Industrial Automation/Robot		7
Industrial Gases — 0.3%		
Praxair	189	17
Total Industrial Gases		17
Instruments-Scientific — 0.2%		
PerkinElmer	400	10
Total Instruments-Scientific		10
Insurance Brokers — 0.0%		
AON	21	1
Total Insurance Brokers		1
Internet Content-Information/News — 0.0%		
Baidu.com ADR*	5	2
Total Internet Content-Information/News		2

Description	Shares	Value (000)
Internet Security — 0.0%		
Symantec*	150	$ 2
Total Internet Security		2
Investment Companies — 0.0%		
KKR Financial Holdings	14	—
Total Investment Companies		—
Investment Management/Advisory Services — 0.2%		
Federated Investors	11	1
T Rowe Price Group	155	9
Total Investment Management/Advisory Services		10
Life/Health Insurance — 0.2%		
Cigna	180	10
Total Life/Health Insurance		10
Linen Supply & Related Items — 0.0%		
Cintas	17	1
Total Linen Supply & Related Items		1
Machine Tools & Related Products — 0.1%		
Kennametal	200	8
Total Machine Tools & Related Products		8
Machinery-Construction & Mining — 0.1%		
Terex*	60	4
Total Machinery-Construction & Mining		4
Machinery-Farm — 0.2%		
Deere	110	10
Total Machinery-Farm		10
Machinery-General Industry — 0.1%		
Manitowoc	100	5
Wabtec	80	3
Total Machinery-General Industry		8
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	6	—
Total Machinery-Print Trade		—
Medical Information Systems — 0.2%		
Cerner*	165	9
Total Medical Information Systems		9
Medical Instruments — 0.3%		
Intuitive Surgical*	34	11
Medtronic	50	3
Total Medical Instruments		14

Description	Shares	Value (000)
Medical Labs & Testing Services — 0.2%		
Covance*	29	$ 3
Laboratory Corp of America Holdings*	100	8
MDS*	8	—
Quest Diagnostics	7	—
Total Medical Labs & Testing Services		11
Medical Products — 0.2%		
Baxter International	65	4
Henry Schein*	35	2
Stryker	76	6
Total Medical Products		12
Medical-Biomedical/Genetic — 0.1%		
Celgene*	55	3
Invitrogen*	5	—
Total Medical-Biomedical/Genetic		3
Medical-Drugs — 0.9%		
Angiotech Pharmaceuticals*	50	—
Bristol-Myers Squibb	139	4
Forest Laboratories*	15	1
Merck	270	16
Pfizer	393	9
Schering-Plough	498	13
Wyeth	135	6
Total Medical-Drugs		49
Medical-Generic Drugs — 0.0%		
Barr Pharmaceuticals*	13	1
Total Medical-Generic Drugs		1
Medical-HMO — 0.2%		
Magellan Health Services*	13	1
UnitedHealth Group	78	5
WellPoint*	69	6
Total Medical-HMO		12
Medical-Hospitals — 0.1%		
Universal Health Services	100	5
Total Medical-Hospitals		5
Medical-Outpatient/Home Medical — 0.0%		
Lincare Holdings*	28	1
Total Medical-Outpatient/Home Medical		1
Medical-Wholesale Drug Distributors — 0.2%		
AmerisourceBergen	209	9
Cardinal Health	4	—
Total Medical-Wholesale Drug Distributors		9

Description	Shares	Value (000)
Metal Processors & Fabricators — 0.4%		
Commercial Metals	100	$ 3
Haynes International*	2	—
Precision Castparts	115	16
Sterlite Industries ADR*	79	2
Total Metal Processors & Fabricators		21
Metal-Aluminum — 0.1%		
Alcoa	142	5
Total Metal-Aluminum		5
Motion Pictures & Services — 0.0%		
Macrovision*	20	—
Total Motion Pictures & Services		—
Multi-Line Insurance — 0.5%		
ACE	3	—
Allstate	53	3
American International Group	150	9
Assurant	100	7
Cincinnati Financial	50	2
Hartford Financial Services Group	29	3
Loews	52	3
XL Capital, Cl A	30	2
Total Multi-Line Insurance		29
Multimedia — 0.0%		
E.W. Scripps, Cl A	6	—
Total Multimedia		—
Networking Products — 0.4%		
Cisco Systems*	660	18
Foundry Networks*	70	1
Juniper Networks*	90	3
Total Networking Products		22
Non-Hazardous Waste Disposal — 0.2%		
Allied Waste Industries*	54	1
Republic Services	100	3
Waste Management	130	4
Total Non-Hazardous Waste Disposal		8
Office Automation & Equipment — 0.0%		
Pitney Bowes	56	2
Total Office Automation & Equipment		2
Oil & Gas Drilling — 0.1%		
Diamond Offshore Drilling	25	4
Rowan	10	—
Total Oil & Gas Drilling		4

OLD MUTUAL VA ASSET ALLOCATION
CONSERVATIVE PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value (000)
Oil Companies-Exploration & Production — 0.7%		
Denbury Resources*	80	$ 2
EnCana	60	4
Newfield Exploration*	100	5
Occidental Petroleum	100	8
Southwestern Energy*	225	13
Ultra Petroleum*	35	3
Total Oil Companies-Exploration & Production		35
Oil Companies-Integrated — 0.5%		
Chevron	20	2
ConocoPhillips	70	6
Exxon Mobil	194	18
Marathon Oil	38	2
Murphy Oil	13	1
Total Oil Companies-Integrated		29
Oil Field Machinery & Equipment — 0.2%		
FMC Technologies*	35	2
Grant Prideco*	45	2
National Oilwell Varco*	80	6
Total Oil Field Machinery & Equipment		10
Oil Refining & Marketing — 0.4%		
Tesoro	200	10
Valero Energy	150	11
Total Oil Refining & Marketing		21
Oil-Field Services — 0.4%		
Exterran Holdings*	8	1
Halliburton	28	1
Helix Energy Solutions Group*	63	3
Schlumberger	180	18
Total Oil-Field Services		23
Paper & Related Products — 0.1%		
Domtar*	400	3
Smurfit-Stone Container*	40	1
Total Paper & Related Products		4
Pharmacy Services — 0.1%		
Medco Health Solutions*	33	3
Total Pharmacy Services		3
Physical Practice Management — 0.1%		
Pediatrix Medical Group*	100	7
Total Physical Practice Management		7
Physical Therapy/Rehabilitation Centers — 0.0%		
Psychiatric Solutions*	6	—
Total Physical Therapy/Rehabilitation Centers		—

Description	Shares	Value (000)
Pipelines — 0.5%		
El Paso	358	$ 6
Oneok	300	13
Questar	100	5
Spectra Energy	107	3
Williams	51	2
Total Pipelines		29
Platinum — 0.0%		
Stillwater Mining*	34	—
Total Platinum		—
Printing-Commercial — 0.1%		
RR Donnelley & Sons	167	6
Valassis Communications*	60	1
Total Printing-Commercial		7
Property/Casualty Insurance — 0.4%		
Arch Capital Group*	100	7
Progressive Corp	20	—
Safeco	100	6
Travelers	72	4
WR Berkley	200	6
Total Property/Casualty Insurance		23
Publishing-Books — 0.0%		
Scholastic*	3	—
Total Publishing-Books		—
Publishing-Newspapers — 0.0%		
Gannett	32	1
New York Times, Cl A	26	—
Total Publishing-Newspapers		1
Recreational Centers — 0.0%		
Life Time Fitness*	35	2
Total Recreational Centers		2
Reinsurance — 0.7%		
Allied World Assurance	9	—
Aspen Insurance Holdings	35	1
Berkshire Hathaway, Cl B*	1	5
Everest Re Group	8	1
Montpelier Re Holdings	50	1
PartnerRe	200	17
RenaissanceRe Holdings	200	12
Validus Holdings*	16	—
Total Reinsurance		37
REITs-Diversified — 0.0%		
CapitalSource	22	—
Total REITs-Diversified		—

Description	Shares	Value (000)
REITs-Mortgage — 0.0%		
Annaly Capital Management	26	$ —
Total REITs-Mortgage		—
REITs-Office Property — 0.1%		
Boston Properties	71	7
Total REITs-Office Property		7
Retail-Apparel/ Shoes — 0.1%		
Limited Brands	20	—
Men's Wearhouse	150	4
Total Retail-Apparel/ Shoes		4
Retail-Building Products — 0.0%		
Home Depot	44	1
Total Retail-Building Products		1
Retail-Computer Equipment — 0.1%		
GameStop, Cl A*	120	7
Total Retail-Computer Equipment		7
Retail-Consumer Electronics — 0.0%		
Best Buy	14	1
Total Retail-Consumer Electronics		1
Retail-Discount — 0.0%		
Big Lots*	32	1
Total Retail-Discount		1
Retail-Drug Store — 0.3%		
CVS Caremark	246	10
Walgreen	102	4
Total Retail-Drug Store		14
Retail-Office Supplies — 0.0%		
Office Depot*	45	1
OfficeMax	10	—
Total Retail-Office Supplies		1
Retail-Pet Food & Supplies — 0.0%		
PetSmart	22	1
Total Retail-Pet Food & Supplies		1
Retail-Restaurants — 0.1%		
Burger King Holdings	130	4
Cheesecake Factory*	7	—
Total Retail-Restaurants		4
Retail-Sporting Goods — 0.0%		
Dick's Sporting Goods*	70	2
Total Retail-Sporting Goods		2

Description	Shares	Value (000)
S & L/Thrifts-Eastern US — 0.1%		
New York Community Bancorp	28	$ —
Total S & L/Thrifts-Eastern US		—
S & L/Thrifts-Western US — 0.1%		
Washington Federal	150	3
Washington Mutual	68	1
Total S & L/Thrifts-Western US		4
Schools — 0.0%		
ITT Educational Services*	25	2
Total Schools		2
Semiconductor Components-Integrated Circuits — 0.3%		
Cypress Semiconductor*	9	—
Maxim Integrated Products	578	15
Total Semiconductor Components-Integrated Circuits		15
Semiconductor Equipment — 0.1%		
Applied Materials	74	1
Novellus Systems*	10	—
Varian Semiconductor Equipment Associates*	82	3
Total Semiconductor Equipment		4
Software Tools — 0.0%		
VMware, Cl A*	20	2
Total Software Tools		2
Steel Pipe & Tube — 0.1%		
Valmont Industries	35	3
Total Steel Pipe & Tube		3
Steel-Specialty — 0.2%		
Allegheny Technologies	105	9
Total Steel-Specialty		9
Super-Regional Banks-US — 0.2%		
Bank of America	100	4
Capital One Financial	61	3
Wells Fargo	88	3
Total Super-Regional Banks-US		10
Telecommunications Equipment — 0.1%		
Harris	100	6
Total Telecommunications Equipment		6
Telecommunications Equipment-Fiber Optics — 0.0%		
JDS Uniphase*	45	1
Total Telecommunications Equipment-Fiber Optics		1

OLD MUTUAL VA ASSET ALLOCATION CONSERVATIVE PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value (000)
Telecommunications Services — 0.3%		
Amdocs*	10	$ —
Embarq	300	15
Time Warner Telecom, Cl A*	71	1
Total Telecommunications Services		16
Telephone-Integrated — 0.3%		
AT&T	240	10
Verizon Communications	130	6
Total Telephone-Integrated		16
Textile-Home Furnishings — 0.1%		
Mohawk Industries*	50	4
Total Textile-Home Furnishings		4
Therapeutics — 0.3%		
Gilead Sciences*	300	14
Medicines*	46	1
Warner Chilcott, Cl A*	25	—
Total Therapeutics		15
Tobacco — 0.3%		
Altria Group	106	8
Imperial Tobacco Group ADR	69	7
UST	56	3
Total Tobacco		18
Tools-Hand Held — 0.1%		
Snap-On	4	—
Stanley Works	64	3
Total Tools-Hand Held		3
Transport-Equipment and Leasing — 0.0%		
Aircastle	6	—
Total Transport-Equipment and Leasing		—
Transport-Marine — 0.2%		
Overseas Shipholding Group	150	11
Total Transport-Marine		11
Transport-Rail — 0.2%		
Burlington Northern Santa Fe	37	3
Canadian Pacific Railway	100	6
CSX	52	2
Union Pacific	14	2
Total Transport-Rail		13
Transport-Services — 0.1%		
Expeditors International Washington	45	2
FedEx	6	1
United Parcel Services, Cl B	1	—
Total Transport-Services		3

Description	Shares	Value (000)
Veterinary Diagnostics — 0.0%		
VCA Antech*	40	$ 2
Total Veterinary Diagnostics		2
Web Hosting/Design — 0.1%		
Equinix*	40	4
Total Web Hosting/Design		4
Web Portals/ISP — 0.4%		
Google, Cl A*	25	17
Sina*	45	2
Total Web Portals/ISP		19
Wireless Equipment — 0.1%		
American Tower, Cl A*	36	2
Motorola	7	—
Nokia ADR	91	3
RF Micro Devices*	105	1
Total Wireless Equipment		6
Total Common Stock (Cost $1,292)		1,388
Foreign Common Stock — 6.8%		
Australia — 0.7%		
BHP Billiton	505	18
Caltex Australia	51	1
Dominion Mining	102	1
Leighton Holdings	302	16
Total Australia		36
Austria — 0.2%		
OMV	48	4
Voestalpine	127	9
Total Austria		13
Canada — 0.4%		
Manulife Financial	200	8
Methanex	400	11
Total Canada		19
Denmark — 0.1%		
Danske Bank	200	8
Total Denmark		8
France — 0.5%		
BNP Paribas	118	13
Camaieu	34	14
Societe Generale	5	1
Total France		28

Description	Shares	Value (000)
Germany — 0.8%		
Allianz SE	65	$ 14
Deutsche Bank	92	12
Salzgitter	39	6
Siemens	55	9
Total Germany		41
Hong Kong — 0.0%		
Regal Hotels International	4,000	—
Total Hong Kong		—
Italy — 0.2%		
Fiat	483	12
Total Italy		12
Japan — 1.6%		
Alpine Electronics	300	5
Central Japan Railway	1	9
Daiichikosho	600	6
Inui Steamship	200	3
Kobayashi Pharmaceutical	100	4
Kohnan Shoji	700	12
Nippon Mining Holdings	1,000	6
Nippon Steel	1,000	6
NTT Data	1	4
Shinwa Kaiun Kaisha	1,000	6
Sumitomo Pipe & Tube	1,000	7
Toyota Motor	300	16
Total Japan		84
Netherlands — 0.4%		
ING Groep	25	1
Royal Dutch Shell, Cl A	501	21
Total Netherlands		22
New Zealand — 0.1%		
Air New Zealand	3,871	6
Total New Zealand		6
Norway — 0.0%		
Norsk Hydro	50	1
StatoilHydro	43	1
Total Norway		2
Spain — 0.5%		
Banco Bilbao Vizcaya	512	12
Banco Santander	729	16
Total Spain		28

Description	Shares/Face Amount (000)	Value (000)
Sweden — 0.3%		
Skandinaviska Enskilda Banken, Cl A	300	$ 8
Volvo, Cl B	602	10
Total Sweden		18
Switzerland — 0.2%		
Credit Suisse Group	129	8
Total Switzerland		8
United Kingdom — 0.8%		
3i Group	34	1
AstraZeneca	231	10
BT Group	1,979	11
CSR*	73	1
Reckitt Benckiser Group	225	13
Royal Bank of Scotland Group	1,056	9
Total United Kingdom		45
Total Foreign Common Stock (Cost $353)		370
Asset-Backed Securities — 0.4%		
Chase Issuance Trust Ser 2007-A15 Cl A 4.960%, 09/17/12	$ 20	20
Total Asset-Backed Securities (Cost $19)		20
U.S. Treasury Obligations — 20.0%		
U.S. Treasury Bond 4.750%, 02/15/37	20	21
U.S. Treasury Notes		
4.875%, 08/15/09	110	113
4.875%, 07/31/11	380	401
4.750%, 05/15/14	155	165
4.750%, 08/15/17	55	58
4.625%, 11/15/09	250	257
4.250%, 11/15/17	40	41
4.125%, 04/31/12	25	26
Total U.S. Treasury Obligations (Cost $1,033)		1,082
U.S. Government Agency Obligations — 18.1%		
Federal National Mortgage Association		
6.000% 01/01/37	229	232
5.500% 01/01/37	490	490
5.000% 05/01/37	261	254
Total U.S. Government Agency Obligations (Cost $968)		976
Foreign Bond — 8.7%		
Deutschland Republic, Ser 3 (EUR) 4.500%, 01/04/13	316	469
Total Foreign Bond (Cost $411)		469

OLD MUTUAL VA ASSET ALLOCATION CONSERVATIVE PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

As of December 31, 2007

Description	Face Amount (000)	Value (000)
Corporate Bonds — 15.6%		
Abbott Laboratories		
5.150%, 11/30/12	$ 5	$ 5
Advanta Capital Trust, Ser B		
8.990%, 12/17/26	11	8
Alliance One International		
11.000%, 5/15/2012	11	11
Allied Waste North America		
5.750%, 02/15/11	11	11
Apache		
5.250%, 04/15/13	30	31
Aramark Services, Cl A (A)		
8.411%, 02/01/15	7	7
AstraZeneca		
5.400%, 9/15/12	30	31
Bank One		
5.900%, 11/15/11	85	88
Belden		
7.000%, 03/15/17	7	7
Canadian Natural Resources		
6.700%, 07/15/11	5	5
Cascades		
7.250%, 02/15/13	15	14
Citigroup		
6.125%, 11/21/17	5	5
Connacher Oil and Gas 144A		
10.250%, 12/15/15	10	10
Coleman Cable		
9.875%, 10/1/2012	11	10
Comcast		
5.300%, 01/15/14	85	83
Covidien International Finance 144A		
5.450%, 10/15/12	5	5
Denbury Resources		
7.500%, 12/15/15	10	10
D.R. Horton		
7.875%, 08/15/11	5	5
EchoStar DBS		
6.625%, 10/01/14	15	15
ERP Operating		
5.125%, 3/15/2016	85	79
Ford Motor Credit		
7.375%, 10/28/09	15	14
General Mills		
5.650%, 09/10/12	20	20
GMAC		
7.000%, 02/01/12	15	13
Ikon Office Solutions 144A		
9.926%, 01/01/12 (A)	4	4

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Ikon Office Solutions		
7.750%, 09/15/05	$ 11	$ 11
Kansas City Southern		
9.500%, 10/01/08	7	7
KB Home		
7.750%, 02/01/10	10	9
Lehman Brothers Holdings, MTN		
6.200%, 09/26/14	5	5
Landry's Restaurants		
9.500%, 12/15/14	12	12
Marathon Oil		
6.600%, 10/01/37	5	5
MasTec		
7.625%, 02/01/17	7	7
PepsiCo		
5.150, 05/15/12	5	5
PSEG Power		
7.750%, 04/15/11	85	91
Pulte Homes		
7.875%, 08/01/11	11	11
Qwest		
8.875%, 03/15/12	15	16
Residential Capital 144A (A)		
8.544%, 04/17/09	16	8
Swift Transportation 144A (A)		
12.619%, 05/15/15	5	3
SBC Communications		
5.100%, 09/15/14	85	84
Starbucks		
6.250%, 08/15/17	15	16
Stater Brothers Holdings		
7.750%, 04/15/15	11	11
Tesoro		
6.500%, 06/01/17	11	11
True Temper Sports		
8.375%, 09/15/11	10	6
Tyco Electronics 144A		
6.550%, 10/01/17	5	5
Uno Restaurant 144A		
10.000%, 2/15/11	3	2
Valassis Communication		
8.250%, 03/01/15	11	10
Weatherford International 144A		
5.950%, 06/15/12	5	5
Xerox Capital Trust I		
8.000%, 02/01/27	11	11
Total Corporate Bonds (Cost $850)		**842**

Description	Shares	Value (000)
Money Market Fund — 4.6%		
Dreyfus Cash Management Fund, Institutional Class, 4.850% (B)	249,547	$ 250
Total Money Market Fund (Cost $250)		250
Total Investments — 99.9% (Cost $5,176)		5,397
Other Assets and Liabilities, Net — 0.1%		4
Total Net Assets — 100.0%		$ 5,401

As of December 31, 2007, the Portfolio had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation (Depreciation)
03/11/08	USD	(209,600)	EUR	143,295	$ 33
03/11/08	USD	(149,100)	JPY	16,206,797	(2,871)
03/11/08	EUR	(309,539)	USD	458,047	5,207
					$ 2,369

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL VA ASSET ALLOCATION BALANCED PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Performance Highlights

- For the one-year period ended December 31, 2007, the Old Mutual VA Asset Allocation Balanced Portfolio's Service Class Shares gained 8.17%, while the S&P 1500 Index returned 5.47% and the Lehman Brothers U.S. Aggregate Index returned 6.97%.

- At the individual stock level, Apple, Monsanto and Leighton Holdings contributed positively to Portfolio performance during the period, while Royal Bank of Scotland, SLM and AstraZeneca were the largest detractors.

- At the underlying mandate level, thirteen managers produced positive returns and four produced negative returns.

Q. How did the Portfolio perform relative to its benchmarks?

A. For the one-year period ended December 31, 2007, the Old Mutual VA Asset Allocation Balanced Portfolio's (the "Portfolio") Service Class Shares gained 8.17%, while the S&P 1500 Index returned 5.47% and the Lehman Brothers U.S. Aggregate Index returned 6.97%. Performance for all share classes can be found on page 20.

Q. What investment environment did the Portfolio face during the past year?

A. Ibbotson Associates Advisors, LLC ("Ibbotson") notes that 2007 was a year when skillful asset allocation helped reduce volatility and protect against losses experienced by 100% equity funds.

Results among different asset classes varied widely in 2007. For example, emerging-market stocks and non-U.S. bonds produced strong gains. These gains were aided by strong growth in emerging-market countries and by a depreciating U.S. dollar. Large- and mid-cap growth stocks, international developed-market equities and core U.S. bonds had good months and bad months, but overall managed to meet the strategic asset allocation consultant's return expectations for the year. Small-cap growth stocks and high-yield bonds underperformed Ibbotson's long-term expectations, while value stocks and real estate underperformed by a wide margin, ending the year with negative returns.

Q. Which market factors influenced the Portfolio's relative performance?

A. Strong performance in aggregate bonds, large-cap growth equities and international stocks contributed positively to the Portfolio's performance during the period.

Although large-cap value stocks outperformed large-cap growth stocks every year since 1999 (as measured by the Russell 1000® Value Index and the Russell 1000® Growth Index, respectively), 2007 reversed that trend. However, the Portfolio maintained a neutral allocation between growth and value throughout the year. Hence, overall, the Portfolio was not affected by the discrepancy between growth and value returns during the period.

Ibbotson's models have long-term allocations to mid- and small-cap U.S. equities, but since August of 2006, Ibbotson tactically underweighted mid- and small-caps and shifted approximately 2% of those allocations into large-cap U.S. equities. Since April of 2005, Ibbotson has maintained an underweight in real estate investment trusts ("REITs"), shifting 1% of that allocation into large-cap U.S. equities. Additionally, in August of 2007 Ibbotson reduced the Portfolio's allocation to high-yield bonds by 2%, anticipating continued negative impact on non-investment grade issues. Each of these tilts contributed positively to the Portfolio's performance during 2007.

The Portfolio's remaining allocations to REITs and small-cap value equities detracted from performance during the annual period.

Q. How did composition affect Portfolio performance?

A. At the individual stock level, Apple, Monsanto and Leighton Holdings contributed positively to Portfolio performance during the period, while Royal Bank of Scotland, SLM and AstraZeneca were the largest detractors. Ibbotson notes that during 2007 major stock contributors tended to be growth stocks, while the majority of the largest detractors were value stocks. Computer hardware company Apple posted solid earnings with iPod sales, the reintroduction of the iTV and the iPhone release in June. Agricultural product provider Monsanto raised guidance as a result of better than expected Roundup pricing, strong corn seed sales in Brazil and Argentina and a lower than anticipated tax rate. The company also announced a cross-licensing agreement with Dow Chemical for "SmartStax", the first-ever eight-gene stack in corn. Shares of Leighton Holdings advanced on news that the builder had won $650 million of contracts in the United Arab Emirates through partner Al Habtoor Engineering. Global banking group Royal Bank of Scotland was affected by general concerns surrounding bank stocks, while announcing in December that it would write down £1.5 billion in credit market-related losses. Student lending company SLM reported losses during the period and the company's stock value declined. AstraZeneca fell after the drugmaker announced a 15% decline in third-quarter profit as its top-selling drugs faced increasing competition from generic treatments.

At the underlying mandate level, thirteen managers produced positive returns and four produced negative returns. Ibbotson creates a customized blended benchmark for each underlying manager based on the firms' style exposures to calculate the relative returns of each manager. The four mandates that outperformed their blended benchmarks by the highest margins were Copper Rock Capital Partners, LLC's small-cap growth mandate, Provident Investment Counsel's ("Provident") large-cap growth strategy, Provident's mid-cap growth mandate and Thompson, Siegel & Walmsley LLC's mid-cap value mandate. Each of these managers exceeded its blended benchmark's return by more than 9%. Dwight Asset Management Company's high-yield bond strategy, Thomson Horstmann & Bryant, Inc.'s small-cap value mandate and Barrow, Hanley, Mewhinney & Strauss, Inc.'s U.S. core bond strategy underperformed their blended benchmark(s) by the most significant margin during the period.

Q. What is the investment outlook?

A. Recent economic news has been full of mixed, even contradictory information. Which reports and indicators should one believe, and what is the best course of action? Ibbotson notes that it is not easily swayed by alarmist reports; rather, the firm conducts extensive analysis that relies upon up-to-date data while remaining attentive to broad market trends. In the context of that analysis, Ibbotson believes that the U.S. economy shows signs of weakening and that the possibility of recession in 2008 has increased. Despite a weakening U.S. economic outlook, the U.S. stock market is fairly priced, in Ibbotson's view, and may be poised to outperform the bond market over time. Specifically, Ibbotson believes that large-cap stocks are more attractive than small-cap stocks in the near term, from both a valuation and momentum perspective. Ibbotson believes there will be continued upward pressure on U.S. inflation and interest rates, which will primarily affect intermediate and long maturity bond yields. In the short-term, however, economic weakness will keep interest rates low as the Federal Reserve Board may continue to consider lowering Fed Fund rates to boost economic growth. Lastly, Ibbotson believes REITs continue to be overvalued relative to the overall stock market, even after the sector's recent underperformance.

Top Ten Holdings as of December 31, 2007	
Deutschland Republic, Ser 3 (EUR) 4.500%, 01/04/13	5.1%
Federal National Mortgage Association, 5.500%, 01/01/37	4.8%
U.S. Treasury Notes, 4.875%, 07/31/11	3.8%
iShares S&P SmallCap 600 Value Index Fund	2.6%
U.S. Treasury Notes, 4.625%, 11/15/09	2.5%
Federal National Mortgage Association, 5.000%, 05/01/37	2.5%
Federal National Mortgage Association, 6.000%, 01/01/37	2.3%
U.S. Treasury Notes, 4.750%, 05/15/14	1.8%
U.S. Treasury Notes, 4.875%, 08/15/09	1.2%
Apple	0.8%
As a % of Total Portfolio Investments	27.4%

VA Asset Allocation Balanced Portfolio

OLD MUTUAL VA ASSET ALLOCATION BALANCED PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of December 31, 2007

	Inception Date	1 Year Return	Annualized Inception to Date
VA Asset Allocation Balanced Portfolio - Initial Class	12/29/06	8.42%	8.37%
VA Asset Allocation Balanced Portfolio - Service Class	12/29/06	8.17%	8.12%
S&P 1500 Index	12/29/06	5.47%	4.91%
Lehman Brothers U.S. Aggregate Index	12/29/06	6.97%	6.90%

Past performance is not a guarantee of future results. Total return figures include the effect of the Portfolio's recurring expenses, but do not include fees and expenses that may be imposed under variable annuity contracts or variable life insurance policies offered through separate accounts of participating insurance companies which purchase the Portfolio's shares. If those charges were reflected, the performance shown would have been lower. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

The total annual operating expenses and net annual operating expenses a shareholder in the Portfolio's Initial Class and Service Class Shares may pay (as reported in the April 23, 2007 prospectuses) are 1.15% and 1.05%; 1.40% and 1.30% respectively. Expenses for both share classes are based on estimated amounts.

Portfolio Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio's Initial Class and Service Class Shares on the inception date of 12/29/06 to an investment made in unmanaged securities indexes on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Asset Class Weightings as of December 31, 2007 — % of Total Portfolio Investments



Schedule of Investments

As of December 31, 2007

Description	Shares	Value (000)
Common Stock — 45.7%		
Advertising Sales — 0.1%		
AirMedia Group ADR*	32	$ 1
Focus Media Holding ADR*	65	4
Total Advertising Sales		5
Aerospace/Defense — 0.7%		
Aerovironment*	62	2
Boeing	113	10
Rockwell Collins	325	23
Teledyne Technologies*	32	2
Total Aerospace/Defense		37
Aerospace/Defense-Equipment — 0.4%		
AAR*	35	1
Alliant Techsystems*	100	11
B/E Aerospace*	50	3
DRS Technologies	50	3
Goodrich	10	1
Triumph Group	15	1
Total Aerospace/Defense-Equipment		20
Agricultural Biotech — 0.0%		
Origin Agritech*	60	—
Total Agricultural Biotech		—
Agricultural Chemicals — 1.1%		
Agrium	100	7
CF Industries Holdings	30	3
Monsanto	297	33
Potash of Saskatchewan	112	16
Total Agricultural Chemicals		59
Agricultural Operations — 0.2%		
Archer-Daniels-Midland	195	9
Total Agricultural Operations		9
Airlines — 0.1%		
Delta Air Lines*	51	1
UAL	15	1
US Airways Group*	39	1
Total Airlines		3
Applications Software — 0.5%		
Citrix Systems*	35	1
Infosys Technologies ADR	55	2
Intuit*	62	2

Description	Shares	Value (000)
Applications Software — continued		
Microsoft	520	$ 19
Progress Software*	35	1
Red Hat*	70	1
Total Applications Software		26
Audio/Video Products — 0.0%		
DTS*	47	1
Total Audio/Video Products		1
Auto/Truck Parts & Equipment-Original — 0.0%		
Amerigon*	50	1
Total Auto/Truck Parts & Equipment-Original		1
Auto-Cars/Light Trucks — 0.1%		
Ford Motor*	678	5
Total Auto-Cars/Light Trucks		5
Beverages-Non-Alcoholic — 0.0%		
Coca-Cola Bottling	25	1
Total Beverages-Non-Alcoholic		1
Brewery — 0.2%		
Cia Cervecerias Unidas ADR	180	6
Molson Coors Brewing, Cl B	100	5
Total Brewery		11
Broadcast Service/Programming — 0.0%		
Clear Channel	3	—
Total Broadcast Service/Programming		—
Building & Construction-Miscellaneous — 0.1%		
Orascom Construction GDR	30	6
Total Building & Construction-Miscellaneous		6
Cable TV — 0.2%		
Comcast, Cl A*	69	1
Comcast, Special Cl A*	240	4
DIRECTV Group*	202	5
Total Cable TV		10
Casino Hotels — 0.3%		
Harrah's Entertainment	1	—
MGM Mirage*	210	18
Total Casino Hotels		18
Casino Services — 0.1%		
International Game Technology	60	3
Total Casino Services		3

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value (000)
Cellular Telecommunications — 0.8%		
America Movil, Ser L ADR	120	$ 7
Millicom International Cellular*	60	7
NII Holdings*	370	18
Tim Participacoes ADR	80	3
Turkcell Iletisim Hizmet ADR	120	3
Vimpel-Communications ADR	100	4
Total Cellular Telecommunications		42
Chemicals-Diversified — 0.5%		
Celanese, Ser A	300	13
E.I. du Pont de Nemours	254	11
Olin	30	1
Rohm & Haas	33	2
Total Chemicals-Diversified		27
Chemicals-Specialty — 0.1%		
Chemtura	52	—
Hercules	62	1
Lubrizol	100	5
Total Chemicals-Specialty		6
Coal — 0.2%		
Alpha Natural Resources*	32	1
Arch Coal	28	1
Consol Energy	50	4
Massey Energy	52	2
Peabody Energy	50	3
Walter Industries	37	1
Total Coal		12
Commercial Banks Non-US — 0.1%		
Banco Itau Holding Financeira ADR	160	4
Kookmin Bank ADR	60	4
Total Commercial Banks Non-US		8
Commercial Banks-Central US — 0.0%		
Irwin Financial	128	1
Total Commercial Banks-Central US		1
Commercial Services — 0.0%		
ExlService Holdings*	67	2
PHH*	22	—
Total Commercial Services		2
Commercial Services-Finance — 0.0%		
Wright Express*	42	1
Total Commercial Services-Finance		1
Communications Software — 0.1%		
Avid Technology*	93	3
DivX*	92	1
Total Communications Software		4

Description	Shares	Value (000)
Computer Aided Design — 0.1%		
Ansys*	92	$ 4
Total Computer Aided Design		4
Computer Services — 0.0%		
Computer Sciences*	12	1
Syntel	28	1
Total Computer Services		2
Computer Software — 0.1%		
Double-Take Software*	72	2
Omniture*	25	1
Total Computer Software		3
Computers — 1.9%		
Apple*	230	45
Hewlett-Packard	556	28
International Business Machines	26	3
Research In Motion*	200	23
Sun Microsystems*	278	5
Total Computers		104
Computers-Integrated Systems — 0.1%		
NCI, Cl A*	82	1
Radisys*	87	1
Riverbed Technology*	50	1
Total Computers-Integrated Systems		3
Computers-Memory Devices — 0.4%		
EMC*	1,025	19
Silicon Storage Technology*	230	1
Western Digital*	100	3
Total Computers-Memory Devices		23
Computers-Peripheral Equipment — 0.1%		
Electronics for Imaging*	112	3
Total Computers-Peripheral Equipment		3
Consulting Services — 0.2%		
Advisory Board*	30	2
FTI Consulting*	77	5
Gartner*	40	1
Huron Consulting Group*	33	3
MAXIMUS	32	1
Total Consulting Services		12
Containers-Metal/Glass — 0.4%		
Crown Holdings*	200	5
Owens-Illinois*	300	15
Total Containers-Metal/Glass		20

Description	Shares	Value (000)
Containers-Paper/Plastic — 0.1%		
Bemis	55	$ 2
Sealed Air	68	2
Sonoco Products	41	1
Total Containers-Paper/Plastic		5
Cosmetics & Toiletries — 0.0%		
Procter & Gamble	9	1
Total Cosmetics & Toiletries		1
Cruise Lines — 0.1%		
Carnival	171	8
Total Cruise Lines		8
Data Processing/Management — 0.1%		
Automatic Data Processing	60	3
Commvault Systems*	45	1
Fiserv*	31	2
Total Data Processing/Management		6
Dental Supplies & Equipment — 0.3%		
Dentsply International	320	14
Total Dental Supplies & Equipment		14
Diagnostic Equipment — 0.1%		
Gen-Probe*	30	2
Hansen Medical*	40	1
Total Diagnostic Equipment		3
Dialysis Centers — 0.0%		
DaVita*	12	1
Dialysis Corp of America*	166	1
Total Dialysis Centers		2
Direct Marketing — 0.0%		
Valuevision Media, Cl A*	196	1
Total Direct Marketing		1
Distribution/Wholesale — 0.1%		
LKQ*	176	4
WW Grainger	15	1
Total Distribution/Wholesale		5
Diversified Manufacturing Operations — 1.2%		
3M	81	7
Acuity Brands	30	1
Dover	159	7
General Electric	675	25
Honeywell International	150	9
Illinois Tool Works	177	9
Textron	100	7
Total Diversified Manufacturing Operations		65

Description	Shares	Value (000)
Diversified Minerals — 0.2%		
Cia Vale do Rio Doce ADR	350	$ 11
Total Diversified Minerals		11
Drug Delivery Systems — 0.1%		
Hospira*	65	3
Total Drug Delivery Systems		3
E-Commerce/Products — 0.0%		
Blue Nile*	15	1
Total E-Commerce/Products		1
E-Commerce/Services — 0.1%		
Ctrip.com International ADR	35	2
Expedia*	70	2
Liberty Media - Interactive, Cl A*	128	2
Priceline.com*	20	2
Total E-Commerce/Services		8
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	114	6
Total Electric Products-Miscellaneous		6
Electric-Distribution — 0.0%		
EnerNOC*	15	1
Total Electric-Distribution		1
Electric-Integrated — 1.2%		
Allegheny Energy	8	1
Centerpoint Energy	800	14
CMS Energy	39	1
Dominion Resources	142	7
DTE Energy	200	9
Duke Energy	242	5
Edison International	48	3
Entergy	81	10
Exelon	95	8
PG&E	46	2
PPL	100	5
Total Electric-Integrated		65
Electronic Components-Miscellaneous — 0.2%		
AU Optronics ADR	239	5
Celestica*	344	2
Flextronics International*	80	1
HON HAI Precision GDR	300	4
Tyco Electronics	12	—
Total Electronic Components-Miscellaneous		12

Old Mutual VA Asset Allocation
Balanced Portfolio — continued

Schedule of Investments

As of December 31, 2007

Description	Shares	Value (000)
Electronic Components-Semiconductors — 0.8%		
Bookham*	210	$ —
Broadcom, Cl A*	42	1
Cavium Networks*	30	1
DSP Group*	227	3
Fairchild Semiconductor International*	145	2
Ikanos Communications*	358	2
Monolithic Power Systems*	40	1
NVIDIA*	575	20
Qlogic*	223	3
Samsung Electronics GDR, 144A	11	3
Semtech*	149	2
Silicon Laboratories*	10	—
SiRF Technology Holdings*	98	2
Texas Instruments	62	2
Zoran*	62	1
Total Electronic Components-Semiconductors		43
Electronic Design Automation — 0.1%		
Comtech Group*	95	2
Magma Design Automation*	90	1
Synplicity*	322	2
Total Electronic Design Automation		5
Electronic Forms — 0.2%		
Adobe Systems*	275	12
Total Electronic Forms		12
Electronic Measuring Instruments — 0.3%		
Agilent Technologies*	300	11
Itron*	38	4
Total Electronic Measuring Instruments		15
Electronic Parts Distribution — 0.1%		
Arrow Electronics*	200	8
Total Electronic Parts Distribution		8
Electronic Security Devices — 0.0%		
ICX Technologies*	55	1
Taser International*	80	1
Total Electronic Security Devices		2
Electronics-Military — 0.1%		
L-3 Communications Holdings	41	4
Total Electronics-Military		4
E-Marketing/Info — 0.0%		
Constant Contact*	37	1
Total E-Marketing/Info		1

Description	Shares	Value (000)
Energy-Alternate Sources — 0.4%		
Comverge*	20	$ 1
Covanta Holding*	100	3
Sunpower, Cl A*	145	19
Total Energy-Alternate Sources		23
Engineering/R&D Services — 0.6%		
Fluor	45	7
Jacobs Engineering Group*	64	6
McDermott International*	280	17
URS*	29	2
Total Engineering/R&D Services		32
Engines-Internal Combustion — 0.4%		
Cummins	185	24
Total Engines-Internal Combustion		24
Enterprise Software/Services — 0.7%		
BMC Software*	350	12
Novell*	160	1
Oracle*	605	14
PROS Holdings*	42	1
Sybase*	350	9
Taleo, Cl A*	7	—
Ultimate Software Group*	35	1
Total Enterprise Software/Services		38
Entertainment Software — 0.1%		
Activision*	105	3
Take-Two Interactive Software*	70	1
Total Entertainment Software		4
E-Services/Consulting — 0.0%		
GSI Commerce*	70	1
Perficient*	87	1
Total E-Services/Consulting		2
Fiduciary Banks — 0.4%		
Bank of New York Mellon	358	18
Northern Trust	50	4
State Street	21	2
Total Fiduciary Banks		24
Filtration/Separation Products — 0.1%		
Pall	100	4
Total Filtration/Separation Products		4
Finance-Consumer Loans — 0.1%		
First Marblehead	25	—
SLM	289	6
Total Finance-Consumer Loans		6
Finance-Credit Card — 0.1%		
American Express	116	6
Total Finance-Credit Card		6

Description	Shares	Value (000)
Finance-Investment Banker/Broker — 0.7%		
Bear Stearns	50	$ 4
Charles Schwab	264	7
Citigroup	197	6
Cowen*	182	2
Greenhill	5	—
Interactive Brokers Group, Cl A*	58	2
JPMorgan Chase	321	14
Morgan Stanley	60	3
Piper Jaffray*	10	—
Thomas Weisel Partners Group*	50	1
TradeStation Group*	60	1
Total Finance-Investment Banker/Broker		40
Finance-Other Services — 0.3%		
Asset Acceptance Capital	141	1
CME Group	5	3
eSpeed, Cl A*	80	1
FCStone Group*	30	1
GFI Group*	10	1
IntercontinentalExchange*	30	6
MF Global*	26	1
NASDAQ Stock Market*	75	4
Total Finance-Other Services		18
Food-Dairy Products — 0.1%		
Dean Foods	19	—
Wimm-Bill-Dann Foods ADR	37	5
Total Food-Dairy Products		5
Food-Meat Products — 0.1%		
Tyson Foods, Cl A	218	3
Total Food-Meat Products		3
Food-Miscellaneous/Diversified — 0.2%		
Kraft Foods, Cl A	131	4
Sara Lee	500	8
Total Food-Miscellaneous/Diversified		12
Food-Retail — 0.1%		
X5 Retail Group GDR*	75	3
Total Food-Retail		3
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	11	—
Total Food-Wholesale/Distribution		—
Forestry — 0.2%		
Plum Creek Timber	200	9
Total Forestry		9

Description	Shares	Value (000)
Gambling (Non-Hotel) — 0.0%		
Pinnacle Entertainment*	57	$ 1
Total Gambling (Non-Hotel)		1
Gas-Distribution — 0.1%		
Southwest Gas	40	1
UGI	60	2
WGL Holdings	28	1
Total Gas-Distribution		4
Hazardous Waste Disposal — 0.1%		
Stericycle*	83	5
Total Hazardous Waste Disposal		5
Health Care Cost Containment — 0.1%		
McKesson	117	8
Total Health Care Cost Containment		8
Hospital Beds/Equipment — 0.1%		
Kinetic Concepts*	100	5
Total Hospital Beds/Equipment		5
Hotels & Motels — 0.1%		
Marriott International, Cl A	20	1
Morgans Hotel Group*	60	1
Wyndham Worldwide	32	1
Total Hotels & Motels		3
Human Resources — 0.5%		
Cross Country Healthcare*	80	1
Hewitt Associates, Cl A*	407	16
Hudson Highland Group*	157	1
Manpower	100	6
Monster Worldwide*	50	2
Total Human Resources		26
Independent Power Producer — 0.0%		
Mirant*	26	1
Reliant Energy*	16	—
Total Independent Power Producer		1
Industrial Automation/Robot — 0.2%		
Cognex	38	1
iRobot*	60	1
Rockwell Automation	100	7
Total Industrial Automation/Robot		9
Industrial Gases — 0.5%		
Praxair	278	25
Total Industrial Gases		25

OLD MUTUAL VA ASSET ALLOCATION
BALANCED PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value (000)
Instruments-Scientific — 0.2%		
PerkinElmer	350	$ 9
Total Instruments-Scientific		9
Insurance Brokers — 0.1%		
AON	48	2
eHealth*	55	2
Total Insurance Brokers		4
Internet Application Software — 0.1%		
CryptoLogic	80	1
Cybersource*	113	2
DealerTrack Holdings*	70	2
Vocus*	13	—
Total Internet Application Software		5
Internet Content-Information/News — 0.1%		
Baidu.com ADR*	10	4
Total Internet Content-Information/News		4
Internet Incubators — 0.0%		
Internet Capital Group*	90	1
Total Internet Incubators		1
Internet Security — 0.1%		
Symantec*	240	4
Total Internet Security		4
Investment Companies — 0.0%		
KKR Financial Holdings	29	—
MCG Capital	30	—
Pennant Park Investment	20	—
Total Investment Companies		—
Investment Management/Advisory Services — 0.3%		
Affiliated Managers Group*	5	1
Federated Investors Inc, Cl B	26	1
T Rowe Price Group	215	13
Total Investment Management/Advisory Services		15
Lasers-Systems/Components — 0.0%		
Electro Scientific Industries*	62	1
Total Lasers-Systems/Components		1
Lighting Products & Systems — 0.0%		
Orion Energy Systems*	20	—
Total Lighting Products & Systems		—
Life/Health Insurance — 0.2%		
China Life Insurance ADR	18	1
Cigna	218	12
Total Life/Health Insurance		13

Description	Shares	Value (000)
Linen Supply & Related Items — 0.0%		
Cintas	41	$ 1
Total Linen Supply & Related Items		1
Machine Tools & Related Products — 0.1%		
Kennametal	200	8
Total Machine Tools & Related Products		8
Machinery-Construction & Mining — 0.1%		
Terex*	107	7
Total Machinery-Construction & Mining		7
Machinery-Farm — 0.3%		
Deere	170	16
Total Machinery-Farm		16
Machinery-General Industry — 0.2%		
Manitowoc	115	6
Wabtec	90	3
Total Machinery-General Industry		9
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	20	1
Total Machinery-Print Trade		1
Marine Services — 0.0%		
Aegean Marine Petroleum Network	20	1
Total Marine Services		1
Medical Imaging Systems — 0.0%		
IRIS International*	44	1
Total Medical Imaging Systems		1
Medical Information Systems — 0.2%		
Cerner*	235	13
Total Medical Information Systems		13
Medical Instruments — 0.5%		
Abaxis*	21	1
Conceptus*	111	2
Intuitive Surgical*	52	17
Medtronic	80	4
Natus Medical*	116	2
Trans1*	20	—
Total Medical Instruments		26
Medical Labs & Testing Services — 0.2%		
Covance*	34	3
Laboratory Corp of America Holdings*	100	8
MDS*	21	—
Quest Diagnostics	17	1
Total Medical Labs & Testing Services		12

Description	Shares	Value (000)
Medical Laser Systems — 0.0%		
Cynosure, Cl A*	40	$ 1
Total Medical Laser Systems		1
Medical Products — 0.4%		
Baxter International	127	7
Henry Schein*	45	3
Orthofix International*	30	2
Stryker	109	8
Syneron Medical*	32	—
Zoll Medical*	60	2
Total Medical Products		22
Medical-Biomedical/Genetic — 0.3%		
Alexion Pharmaceuticals*	25	2
AMAG Pharmaceuticals *	21	1
Cambrex	94	1
Celgene*	60	3
Illumina*	25	1
Invitrogen*	13	1
Keryx Biopharmaceuticals*	90	1
Lifecell*	60	3
Martek Biosciences*	32	1
Total Medical-Biomedical/Genetic		14
Medical-Drugs — 1.5%		
Angiotech Pharmaceuticals*	251	1
Aspreva Pharmaceuticals*	52	1
Axcan Pharma*	34	1
Bristol-Myers Squibb	265	7
Forest Laboratories*	36	1
Indevus Pharmaceuticals*	120	1
Medicis Pharmaceutical, Cl A	3	—
Merck	396	23
Pfizer	701	16
Schering-Plough	796	21
Valeant Pharmaceuticals International*	34	—
Wyeth	237	10
Total Medical-Drugs		82
Medical-Generic Drugs — 0.1%		
Barr Pharmaceuticals*	31	2
Perrigo	32	1
Total Medical-Generic Drugs		3
Medical-HMO — 0.4%		
Magellan Health Services*	32	1
UnitedHealth Group	157	9
WellPoint*	133	12
Total Medical-HMO		22

Description	Shares	Value (000)
Medical-Hospitals — 0.1%		
Universal Health Services, Cl B	125	$ 6
Total Medical-Hospitals		6
Medical-Outpatient/Home Medical — 0.0%		
Lincare Holdings*	54	2
Total Medical-Outpatient/Home Medical		2
Medical-Wholesale Drug Distributors — 0.3%		
AmerisourceBergen	377	17
Cardinal Health	31	2
Total Medical-Wholesale Drug Distributors		19
Metal Processors & Fabricators — 0.6%		
Commercial Metals	100	3
Haynes International*	15	1
Ladish*	32	1
Precision Castparts	160	22
Sterlite Industries ADR*	139	4
Total Metal Processors & Fabricators		31
Metal-Aluminum — 0.2%		
Alcoa	263	10
Total Metal-Aluminum		10
Metal-Copper — 0.1%		
Taseko Mines*	1,100	6
Total Metal-Copper		6
Miscellaneous Manufacturing — 0.0%		
Trimas*	186	2
Total Miscellaneous Manufacturing		2
Motion Pictures & Services — 0.0%		
Macrovision*	43	1
Total Motion Pictures & Services		1
Multi-Line Insurance — 0.9%		
ACE	2	—
Allstate	106	6
American International Group	264	15
Assurant	100	7
Cincinnati Financial	100	4
Hartford Financial Services Group	56	5
Loews	135	7
XL Capital, Cl A	58	3
Total Multi-Line Insurance		47
Multimedia — 0.0%		
EW Scripps, Cl A	12	1
Gemstar-TV Guide International*	248	1
Total Multimedia		2

Schedule of Investments

As of December 31, 2007

Description	Shares	Value (000)
Networking Products — 0.6%		
Atheros Communications*	15	$ —
Cisco Systems*	1,000	27
Extreme Networks*	285	1
Foundry Networks*	105	2
Juniper Networks*	100	3
Polycom*	35	1
Switch & Data Facilities*	48	1
Total Networking Products		35
Non-Hazardous Waste Disposal — 0.2%		
Allied Waste Industries*	132	1
Republic Services	100	3
Waste Management	205	7
Total Non-Hazardous Waste Disposal		11
Office Automation & Equipment — 0.1%		
Pitney Bowes	122	5
Total Office Automation & Equipment		5
Oil & Gas Drilling — 0.1%		
Diamond Offshore Drilling	30	4
Rowan	27	1
Total Oil & Gas Drilling		5
Oil Companies-Exploration & Production — 1.4%		
Arena Resources*	40	2
ATP Oil & Gas*	30	2
CNOOC ADR	57	10
Denbury Resources*	90	3
EnCana	90	6
Harvest Natural Resources*	158	2
Newfield Exploration*	100	5
NovaTek GDR	90	7
Occidental Petroleum	195	15
Parallel Petroleum*	70	1
Southwestern Energy*	305	17
Stone Energy*	47	2
Ultra Petroleum*	40	3
Total Oil Companies-Exploration & Production		75
Oil Companies-Integrated — 1.5%		
Chevron	39	4
ConocoPhillips	132	12
Exxon Mobil	361	34
Hess	100	10
Marathon Oil*	92	6
Murphy Oil	25	2
Petroleo Brasileiro ADR	120	14
Total Oil Companies-Integrated		82

Description	Shares	Value (000)
Oil Field Machinery & Equipment — 0.3%		
Dresser-Rand Group*	50	$ 2
FMC Technologies*	40	2
Grant Prideco*	55	3
National Oilwell Varco*	100	7
T-3 Energy Services*	45	2
Total Oil Field Machinery & Equipment		16
Oil Refining & Marketing — 0.5%		
Reliance Industries GDR, 144A	20	3
Tesoro	200	10
Valero Energy	220	15
Total Oil Refining & Marketing		28
Oil-Field Services — 0.6%		
Exterran Holdings*	21	2
Halliburton	50	2
Helix Energy Solutions Group*	82	3
Key Energy Services*	144	2
Schlumberger	255	25
Total Oil-Field Services		34
Paper & Related Products — 0.2%		
Abitibibowater	38	1
Domtar*	500	4
Neenah Paper	40	1
Schweitzer-Mauduit International	60	2
Smurfit-Stone Container*	104	1
Total Paper & Related Products		9
Pharmacy Services — 0.1%		
Medco Health Solutions*	76	8
Total Pharmacy Services		8
Physical Practice Management — 0.1%		
Pediatrix Medical Group*	50	3
Total Physical Practice Management		3
Physical Therapy/Rehabilitation Centers — 0.1%		
Psychiatric Solutions*	94	3
Total Physical Therapy/Rehabilitation Centers		3
Pipelines — 0.7%		
El Paso	610	11
Oneok	300	13
Questar	100	5
Spectra Energy	209	5
Williams	118	4
Total Pipelines		38

Description	Shares	Value (000)
Platinum — 0.1%		
Stillwater Mining*	270	$ 3
Total Platinum		3
Power Conversion/Supply Equipment — 0.0%		
Delta Electronics GDR	120	2
Total Power Conversion/Supply Equipment		2
Printing-Commercial — 0.3%		
RR Donnelley & Sons	240	9
Valassis Communications*	295	3
VistaPrint*	40	2
Total Printing-Commercial		14
Property/Casualty Insurance — 0.6%		
Arch Capital Group*	100	7
Progressive	40	1
Safeco	150	8
Travelers	150	8
WR Berkley	200	6
Total Property/Casualty Insurance		30
Publishing-Books — 0.0%		
Scholastic*	10	—
Total Publishing-Books		—
Publishing-Newspapers — 0.1%		
Dolan Media*	50	1
Gannett	64	2
New York Times, Cl A	59	1
Total Publishing-Newspapers		4
Publishing-Periodicals — 0.0%		
Playboy Enterprises, Cl B*	126	1
Total Publishing-Periodicals		1
Racetracks — 0.0%		
International Speedway, Cl A	35	1
Total Racetracks		1
Radio — 0.0%		
Radio One, Cl D*	238	1
Total Radio		1
Real Estate Operation/Development — 0.0%		
Brookfield Properties	34	1
Total Real Estate Operation/Development		1
Recreational Centers — 0.0%		
Life Time Fitness*	40	2
Total Recreational Centers		2

Description	Shares	Value (000)
Reinsurance — 1.0%		
Allied World Assurance Holdings	21	$ 1
Aspen Insurance Holdings	160	5
Berkshire Hathaway, Cl B*	1	5
Endurance Specialty Holdings	25	1
Everest Re Group	18	2
Montpelier Re Holdings	240	4
PartnerRe	200	17
RenaissanceRe Holdings	250	15
Validus Holdings*	92	2
Total Reinsurance		52
REITs-Apartments — 0.1%		
AvalonBay Communities	23	2
BRE Properties	7	—
Camden Property Trust	24	1
Equity Residential	31	1
Essex Property Trust	7	1
Total REITs-Apartments		5
REITs-Diversified — 0.1%		
CapitalSource	45	1
Digital Realty Trust	26	1
Vornado Realty Trust	33	3
Total REITs-Diversified		5
REITs-Health Care — 0.1%		
Health Care	24	1
Nationwide Health Properties	46	1
Ventas	37	2
Total REITs-Health Care		4
REITs-Hotels — 0.1%		
DiamondRock Hospitality	42	1
FelCor Lodging Trust	110	2
Host Hotels & Resorts	119	2
LaSalle Hotel Properties	11	—
Total REITs-Hotels		5
REITs-Mortgage — 0.1%		
Annaly Capital Management	61	1
Chimera Investment	50	1
MFA Mortgage Investments	198	2
Total REITs-Mortgage		4
REITs-Office Property — 0.3%		
BioMed Realty Trust	40	1
Boston Properties	126	12
Corporate Office Properties	4	—
Highwoods Properties	31	1
Kilroy Realty	22	1
SL Green Realty	21	2
Total REITs-Office Property		17

OLD MUTUAL VA ASSET ALLOCATION
BALANCED PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of December 31, 2007

Description	Shares	Value (000)
REITs-Regional Malls — 0.1%		
General Growth Properties	50	$ 2
Macerich	13	1
Simon Property Group	49	4
Taubman Centers	24	1
Total REITs-Regional Malls		8
REITs-Shopping Centers — 0.1%		
Acadia Realty Trust	23	1
Federal Realty Investment	17	1
Kimco Realty	38	1
Kite Realty Group Trust	31	—
Regency Centers	26	2
Total REITs-Shopping Centers		5
REITs-Storage — 0.0%		
Public Storage	32	2
Total REITs-Storage		2
REITs-Warehouse/Industrial — 0.1%		
AMB Property	33	2
EastGroup Properties	11	—
Prologis	36	2
Total REITs-Warehouse/Industrial		4
Rental Auto/Equipment — 0.0%		
H&E Equipment Services*	102	2
Total Rental Auto/Equipment		2
Retail-Apparel/Shoe — 0.2%		
Footstar	146	1
Gymboree*	30	1
Kenneth Cole Products, Cl A	32	1
Limited Brands	50	1
Men's Wearhouse	150	4
Syms	94	1
Total Retail-Apparel/Shoe		9
Retail-Automobile — 0.0%		
AutoNation*	30	—
Group 1 Automotive	52	1
Total Retail-Automobile		1
Retail-Building Products — 0.0%		
Home Depot	90	2
Total Retail-Building Products		2
Retail-Computer Equipment — 0.2%		
GameStop, Cl A*	140	9
Total Retail-Computer Equipment		9

Description	Shares	Value (000)
Retail-Consumer Electronics — 0.0%		
Best Buy	35	$ 2
Total Retail-Consumer Electronics		2
Retail-Discount — 0.0%		
Big Lots*	73	1
Total Retail-Discount		1
Retail-Drug Store — 0.4%		
CVS Caremark	363	14
Walgreen	165	6
Total Retail-Drug Store		20
Retail-Office Supplies — 0.0%		
Office Max	21	—
Office Depot*	90	1
Total Retail-Office Supplies		1
Retail-Pet Food & Supplies — 0.0%		
PetSmart	54	1
Total Retail-Pet Food & Supplies		1
Retail-Propane Distributors — 0.1%		
Star Gas Partners LP*	828	3
Total Retail-Propane Distributors		3
Retail-Restaurants — 0.1%		
BJ's Restaurants*	36	1
Burger King Holdings	151	4
Cheesecake Factory	17	—
Chipotle Mexican Grill, Cl B*	10	1
Total Retail-Restaurants		6
Retail-Sporting Goods — 0.0%		
Dick's Sporting Goods*	80	2
Total Retail-Sporting Goods		2
Retail-Video Rental — 0.0%		
Blockbuster, Cl A*	140	1
Total Retail-Video Rental		1
S&L/Thrifts-Eastern US — 0.0%		
Brookline Bancorp	124	1
New York Community Bancorp	65	1
Total S&L/Thrifts-Eastern US		2
S&L/Thrifts-Western US — 0.1%		
Washington Federal	200	4
Washington Mutual	135	2
Total S&L/Thrifts-Western US		6

Description	Shares	Value (000)
Schools — 0.2%		
America Public Education*	11	$ —
Capella Education*	30	2
ITT Educational Services*	30	3
Learning Tree International*	34	1
New Oriental Education & Technology Group ADR*	20	2
Strayer Education	13	2
Total Schools		10
Semiconductor Components-Integrated Circuits — 0.6%		
Anadigics*	60	1
Cypress Semiconductor*	22	1
Emulex*	115	2
Maxim Integrated Products	978	26
Powertech Technology GDR	300	2
Taiwan Semiconductor Manufacturing ADR	250	2
Total Semiconductor Components-Integrated Circuits		34
Semiconductor Equipment — 0.2%		
Applied Materials	144	3
Brooks Automation*	72	1
Entegris*	160	1
Novellus Systems*	21	1
Tessera Technologies*	21	1
Ultratech*	32	—
Varian Semiconductor Equipment Associates*	96	4
Total Semiconductor Equipment		11
Software Tools — 0.1%		
VMware, Cl A*	30	3
Total Software Tools		3
Specified Purpose Acquisition — 0.0%		
Marathon Acquisition	30	—
Total Specified Purpose Acquisition		—
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	32	—
TMK GDR	100	4
Valmont Industries	40	4
Total Steel Pipe & Tube		8
Steel-Producers — 0.2%		
POSCO ADR	35	5
Severstal GDR	200	5
Total Steel-Producers		10
Steel-Specialty — 0.2%		
Allegheny Technologies	148	13
Total Steel-Specialty		13

Description	Shares	Value (000)
Super-Regional Banks-US — 0.4%		
Bank of America	196	$ 8
Capital One Financial	139	7
Wells Fargo	172	5
Total Super-Regional Banks-US		20
Telecommunications Equipment — 0.1%		
Harris Corp	100	6
Plantronics	42	1
Tollgrade Communications*	56	—
Total Telecommunications Equipment		7
Telecommunications Equipment-Fiber Optics — 0.0%		
JDS Uniphase*	109	1
Total Telecommunications Equipment-Fiber Optics		1
Telecommunications Services — 0.4%		
Amdocs*	24	1
Cbeyond*	16	1
Embarq	300	15
Orbcomm*	85	1
RCN*	32	—
Time Warner Telecom, Cl A*	137	3
Total Telecommunications Services		21
Telephone-Integrated — 0.6%		
AT&T	514	21
IDT, Cl B	16	—
Verizon Communications	260	11
Total Telephone-Integrated		32
Television — 0.0%		
Sinclair Broadcast Group, Cl A	62	1
Total Television		1
Textile-Home Furnishings — 0.1%		
Mohawk Industries*	50	4
Total Textile-Home Furnishings		4
Theaters — 0.0%		
National CineMedia	56	1
Total Theaters		1
Therapeutics — 0.5%		
Gilead Sciences*	450	21
Medicines*	111	2
Theravance*	50	1
Warner Chilcott, Cl A*	51	1
Total Therapeutics		25

OLD MUTUAL VA ASSET ALLOCATION
BALANCED PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of December 31, 2007

Description	Shares	Value (000)
Tobacco — 0.7%		
Altria Group	217	$ 16
Imperial Tobacco Group ADR	133	14
UST	107	6
Total Tobacco		36
Tools-Hand Held — 0.1%		
Snap-On	8	—
Stanley Works	126	6
Total Tools-Hand Held		6
Transactional Software — 0.0%		
Innerworkings*	120	2
Total Transactional Software		2
Transport-Equipment & Leasing — 0.1%		
Aircastle	62	2
GATX	20	1
Genesis Lease ADR	87	2
Greenbrier	10	—
Total Transport-Equipment & Leasing		5
Transport-Marine — 0.2%		
Overseas Shipholding Group	150	11
Total Transport-Marine		11
Transport-Rail — 0.4%		
Burlington Northern Santa Fe	72	6
Canadian Pacific Railway	100	6
CSX	100	4
Union Pacific	35	4
Total Transport-Rail		20
Transport-Services — 0.1%		
Expeditors International Washington	50	2
FedEx	15	1
Total Transport-Services		3
Veterinary Diagnostics — 0.0%		
VCA Antech*	45	2
Total Veterinary Diagnostics		2
Web Hosting/Design — 0.1%		
Equinix*	51	5
Total Web Hosting/Design		5
Web Portals/ISP — 0.6%		
Google, Cl A*	42	29
Sina*	50	2
Total Web Portals/ISP		31

Description	Shares	Value (000)
Wireless Equipment — 0.3%		
American Tower, Cl A*	42	$ 2
Aruba Networks*	84	1
InterDigital*	50	1
Motorola	134	2
Nokia ADR	177	7
RF Micro Devices*	516	3
SBA Communications, Cl A*	20	1
Total Wireless Equipment		17
Wound, Burn & Skin Care — 0.0%		
Obagi Medical Products*	75	1
Total Wound, Burn & Skin Care		1
Total Common Stock (Cost $2,275)		2,490
Foreign Common Stock — 13.7%		
Australia — 1.2%		
BHP Billiton	901	32
Leighton Holdings	506	27
Qantas Airways	1,974	9
Tatts Group	90	—
Total Australia		68
Austria — 0.1%		
OMV	43	3
Total Austria		3
Brazil — 0.1%		
Banco do Brasil	200	3
Porto Seguro	100	4
Total Brazil		7
Canada — 0.3%		
Manulife Financial	200	8
Methanex	200	6
Total Canada		14
China — 0.2%		
Harbin Power Equipment, Cl H	2,000	6
Industrial & Commercial Bank of China, Cl H	7,000	5
Jiangsu Express, Cl H	2,000	2
Total China		13
Denmark — 0.6%		
Danske Bank	400	16
Norden	158	18
Total Denmark		34

Description	Shares	Value (000)
France — 0.7%		
BNP Paribas	204	$ 22
Camaieu	40	16
Total France		38
Germany — 0.8%		
Allianz SE	74	16
Deutsche Bank	81	11
ThyssenKrupp	328	19
Total Germany		46
Hong Kong — 0.2%		
China Infrastructure Machinery	1,000	2
China Mobile	500	9
Total Hong Kong		11
Indonesia — 0.1%		
Astra International	1,500	4
Bank Rakyat Indonesia	5,000	4
Total Indonesia		8
Italy — 0.6%		
Fiat	834	22
Indesit	671	10
Total Italy		32
Japan — 2.8%		
Daiichikosho	700	8
Kohnan Shoji	700	12
Leopalace21	100	3
Makita	200	8
Nikon	1,000	34
Nippon Mining Holdings	1,500	10
Nippon Oil	2,000	16
Nippon Steel	3,000	18
Nippon Telegraph & Telephone	3	15
Nisshin Steel	1,000	3
Sumitomo Pipe & Tube	1,000	7
Toyota Motor	300	16
Total Japan		150
Malaysia — 0.1%		
WCT Engineering	1,700	4
Total Malaysia		4
Netherlands — 1.1%		
ING Groep	547	21
Royal Dutch Shell, Cl A	864	37
Total Netherlands		58

Description	Shares	Value (000)
New Zealand — 0.1%		
Telecom Corp of New Zealand	1,753	$ 6
Total New Zealand		6
Philippines — 0.1%		
Ayala	500	7
Total Philippines		7
Russia — 0.2%		
Gazprom OAO ADR	95	5
Sberbank	1,200	5
Total Russia		10
Singapore — 0.5%		
Jardine Cycle & Carriage	1,000	15
Swiber Holdings*	5,000	12
Total Singapore		27
South Africa — 0.3%		
Anglo Platinum	19	3
MTN Group	280	5
Naspers, Cl N	90	2
Standard Bank Group	150	2
Truworths International	500	2
Total South Africa		14
Spain — 0.9%		
Banco Bilbao Vizcaya	884	22
Banco Santander	1,258	27
Total Spain		49
Sweden — 0.7%		
Beijer Alma	800	9
Skandinaviska Enskilda Banken, Cl A	600	15
Svenska Handelsbanken, Cl A	400	13
Total Sweden		37
Switzerland — 0.4%		
Zurich Financial Services	74	22
Total Switzerland		22
Thailand — 0.1%		
CP ALL	7,000	2
Kasikornbank	1,700	4
Total Thailand		6
Turkey — 0.1%		
Asya Katilim Bankasi*	300	3
BIM Birlesik Magazalar	35	3
Total Turkey		6

Schedule of Investments

As of December 31, 2007

Description	Shares/ Face Amount (000)	Value (000)
United Kingdom — 1.4%		
AstraZeneca	399	$ 17
Aveva Group	94	2
BHP Billiton	40	1
BT Group	3,415	19
Chaucer Holdings	101	—
Eurocastle Investment	6	—
Game Group	1,432	7
Petrofac	124	1
Reckitt Benckeiser Group	388	23
Royal Bank of Scotland Group	1,062	9
Total United Kingdom		79
Total Foreign Common Stock (Cost $703)		749
Warrants — 0.4%		
Bharti Airtel 144A expires 10/28/08*	220	6
Foxconn Technology 144A expires 08/22/08*	215	2
Grasim Industries 144A expires 05/22/09*	30	3
IVRCL Infrastructures & Projects 144A expires 11/17/08*	195	3
Maruti Suzuki India 144A expires 09/03/12*	125	3
Nicholas Piramal India 144A expires 10/26/09*	400	4
Total Warrants (Cost $19)		21
Asset-Backed Securities — 0.2%		
Chase Issuance Trust Ser 2007-A15, Cl A 4.960%, 09/17/12	$ 10	10
Total Asset-Backed Securities (Cost $10)		10
U.S. Treasury Obligations — 10.5%		
U.S. Treasury Bonds		
4.750%, 02/15/37	15	16
4.250%, 11/15/17	5	5
U.S. Treasury Notes		
4.875%, 08/15/09	65	67
4.875%, 07/31/11	195	206
4.750%, 05/15/14	95	101
4.750%, 08/15/17	25	27
4.625%, 11/15/09	135	139
4.125%, 08/31/12	10	10
Total U.S. Treasury Obligations (Cost $548)		571

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — 9.6%		
Federal National Mortgage Association		
6.000%, 01/01/37	$ 123	$ 125
5.500%, 01/01/37	265	265
5.000%, 05/01/37	138	135
Total U.S. Government Agency Obligations (Cost $520)		525
Foreign Bond — 5.1%		
Deutschland Republic, Ser 3 (EUR) 4.500%, 01/04/13	186	277
Total Foreign Bond (Cost $248)		277
Corporate Bonds — 8.2%		
Abbott Laboratories 5.150%, 11/30/12	$ 5	5
Alliance One International 11.000%, 05/15/12	5	5
Allied Waste North America 5.75%, 02/15/11	6	6
Apache 5.25%, 04/15/13	15	15
Aramark Services (A) 8.411%, 02/01/15	4	4
Astrazeneca 5.400%, 09/15/12	20	21
Bank One 5.900%, 11/15/11	40	41
Belden 7.000%, 03/15/17	3	3
Canadian Natural Resources 6.700%, 07/15/11	5	5
Cascades 7.250%, 02/15/13	8	8
Citigroup 6.125%, 11/21/17	5	5
Coleman Cable 9.875%, 10/1/12	5	5
Comcast 5.300%, 01/15/14	40	39
Connacher Oil and Gas 144A 10.250%, 12/15/15	5	5
Covidien International Finance SA 144A 5.450%, 10/15/12	5	5
D.R. Horton 7.875%, 08/15/11	2	2
Denbury Resources 7.500%, 12/15/15	5	5
EchoStar DBS 6.625%, 10/01/14	8	8
ERP Operating 5.125%, 03/15/16	45	42
Ford Motor Credit 7.375%, 10/28/09	8	8

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
General Mills		
5.650%, 09/10/12	$ 10	$ 10
GMAC		
7.000%, 02/01/12	8	7
Ikon Office Solutions		
9.930%, 01/01/12 144A (A)	2	2
7.750%, 09/15/15	5	5
Kansas City Southern		
9.500%, 10/01/08	4	4
KB Home		
7.750%, 02/01/10	5	5
Landry's Restaurants		
9.500%, 12/15/14	7	7
Lehman Brothers Holdings		
6.200%, 09/26/14	5	5
Marathon Oil		
6.600%, 10/01/37	5	5
MasTec		
7.625%, 02/01/17	4	4
PepsiCo		
5.150%, 05/15/12	5	5
PSEG Power		
7.750%, 04/15/11	40	44
Pulte Homes		
7.875%, 08/01/11	6	6
Qwest		
8.875%, 03/15/12	8	9
Residential Capital 144A (A)		
8.544%, 04/17/09	7	3
SBC Communications		
5.100%, 09/15/14	40	40
Starbucks		
6.250%, 08/15/17	10	10
Stater Brothers Holdings		
7.750%, 04/15/15	7	7
Swift Transportation 144A		
12.500%, 05/15/17	1	1
12,620%, 05/15/15	3	2
Tesoro		
6.500%, 06/01/17	6	6
True Temper Sports		
8.375%, 09/15/11	4	2
Tyco Electronics 144A		
6.550%, 10/01/17	5	5
Uno Restaurant 144A		
10.000%, 02/15/11	1	1
Valassis Communication		
8.25%, 03/01/15	6	5
Weatherford International 144A		
5.95%, 06/15/12	5	5
Xerox Capital Trust I		
8.00%, 02/01/27	5	5
Total Corporate Bonds (Cost $449)		447

Description	Shares	Value (000)
Investment Company — 2.7%		
Index Fund-Growth-Small Cap — 0.1%		
iShares Russell 2000 Growth Index Fund	30	$ 3
iShares Russell 2000 Index Fund	25	2
Total Index Fund-Growth-Small Cap		5
Index Fund-Value Small Cap — 2.6%		
iShares S&P Small Cap 600 Value Income index	2,000	140
Total Index Fund-Value-Small Cap		140
Total Investment Company (Cost $157)		145
Money Market Fund — 4.2%		
Dreyfus Cash Management Fund Institutional Class, 4.850% (A)	226,373	226
Total Money Market Fund (Cost $226)		226
Total Investments — 100.3% (Cost $5,155)		$ 5,461
Other Assets and Liabilities, Net — (0.3%)		(18)
Total Net Assets — 100.0%		$ 5,443

As of December 31, 2007 the Portfolio had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation/ (Depreciation)
03/11/08	USD	(138,100)	EUR	94,413	$ 22
03/11/08	USD	(88,400)	JPY	9,608,859	(1,702)
03/11/08	EUR	(182,486)	USD	270,037	3,070
					$ 1,390

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL VA ASSET ALLOCATION MODERATE GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Performance Highlights

- *For the one-year period ended December 31, 2007, the Old Mutual VA Asset Allocation Moderate Growth Portfolio's Service Class Shares gained 9.70%, while the S&P 1500 Index returned 5.47% and the Lehman Brothers U.S. Aggregate Index returned 6.97%.*

- *At the individual stock level, Apple, Leighton Holdings and Monsanto contributed positively to Portfolio performance during the period, while SLM, AstraZeneca and Foxconn Technology (no longer a Portfolio holding) were among the largest detractors.*

- *At the underlying mandate level, fourteen managers produced positive returns and two produced negative returns.*

Q. How did the Portfolio perform relative to its benchmarks?

A. For the one-year period ended December 31, 2007, the Old Mutual VA Asset Allocation Moderate Growth Portfolio's (the "Portfolio") Service Class Shares gained 9.70%, while the S&P 1500 Index returned 5.47% and the Lehman Brothers U.S. Aggregate Index returned 6.97%. Performance for all share classes can be found on page 38.

Q. What investment environment did the Portfolio face during the past year?

A. Ibbotson Associates Advisors, LLC ("Ibbotson") notes that 2007 was a year when skillful asset allocation helped reduce volatility and protect against losses experienced by 100% equity funds.

Results among different asset classes varied widely in 2007. For example, emerging-market stocks and non-U.S. bonds produced strong gains, aided by strong growth in emerging-market countries and by a depreciating U.S. dollar. Large- and mid-cap growth stocks, international developed-market equities and core U.S. bonds had good months and bad months, but overall met the strategic asset allocation consultant's return expectations for the year. Small-cap growth stocks and high-yield bonds underperformed Ibbotson's long-term expectations, as did value stocks and real estate, which underperformed by a wide margin and ended the year with negative returns.

Q. Which market factors influenced the Portfolio's relative performance?

A. Strong performance in international and emerging market stocks contributed positively to the Portfolio's performance during the period.

Although large-cap value stocks outperformed large-cap growth stocks every year since 1999 (as measured by the Russell 1000® Value Index and the Russell 1000® Growth Index, respectively), 2007 reversed that trend. However, the Portfolio maintained a neutral allocation between growth and value throughout the year. Hence, overall the Portfolio was not affected by the discrepancy between growth and value returns during the period.

Ibbotson's models have long-term allocations to mid- and small-cap U.S. equities, but since August of 2006 Ibbotson tactically underweighted mid- and small-caps and shifted approximately 3% of those allocations into large-cap U.S. equities. Since April of 2005, Ibbotson has maintained an underweight in real estate investment trusts ("REITs"), shifting 2% of that allocation into large-cap U.S. equities. These tilts contributed positively to the Portfolio's performance during 2007.

The Portfolio's remaining allocations to REITs and small-cap value equities detracted from performance during the annual period.

Q. How did composition affect Portfolio performance?

A. At the individual stock level, Apple, Leighton Holdings and Monsanto contributed positively to Portfolio performance during the period, while SLM, AstraZeneca and Foxconn Technology (no longer a Portfolio holding) were among the largest detractors. Ibbotson notes that during 2007 major stock contributors tended to be growth stocks while the majority of the largest detractors were value stocks. Computer hardware company Apple posted solid earnings with iPod sales, the reintroduction of the iTV and the iPhone release in June. Shares of Leighton Holdings advanced on news that the builder had won $650 million of contracts in the United Arab Emirates through partner Al Habtoor Engineering. Agricultural product provider Monsanto raised guidance as a result of better than expected Roundup pricing, strong corn seed sales in Brazil and Argentina and a lower than anticipated tax rate. The company also announced a cross-licensing agreement with Dow Chemical for "SmartStax", the first-ever eight-gene stack in corn. Student lending company SLM reported losses during the period and the company's stock value declined. AstraZeneca fell after the drugmaker announced a 15% decline in third-quarter profit as its top-selling drugs faced increasing competition from

generic treatments. Electronic component manufacturer Foxconn Technology was hit by concerns over rising labor costs in China and weaker global demand for technology hardware products.

At the underlying mandate level, fourteen managers produced positive returns and two produced negative returns. Ibbotson creates a customized blended benchmark for each underlying manager based on the firms' style exposures to calculate the relative returns of each manager. The three mandates that outperformed their blended benchmarks by the highest margins were Copper Rock Capital Partners, LLC's small-cap growth strategy, Provident Investment Counsel's large-cap growth mandate and Thompson, Siegel & Walmsley LLC's mid-cap value mandate. Each of these managers exceeded its blended benchmark's return by more than 10%. Thomson Horstmann & Bryant, Inc.'s small-cap value mandate, Barrow, Hanley, Mewhinney & Strauss, Inc.'s ("Barrow Hanley") U.S. core bond strategy and Barrow Hanley's intermediate-term bond mandate underperformed their blended benchmarks by the most significant margin during the period.

Q. What is the investment outlook?

A. Recent economic news has been full of mixed, even contradictory information. Which reports and indicators should one believe, and what is the best course of action? Ibbotson notes that it is not easily swayed by alarmist reports; rather, the firm conducts extensive analysis that relies upon up-to-date data while remaining attentive to broad market trends. In the context of that analysis, Ibbotson believes that the U.S. economy shows signs of weakening and that the possibility of recession in 2008 has increased. Despite a weakening U.S. economic outlook, the U.S. stock market is fairly priced, in Ibbotson's view, and may be poised to outperform the bond market over time. Specifically, Ibbotson believes that large-cap stocks are more attractive than small-cap stocks in the near term, from both a valuation and momentum perspective. Ibbotson believes there will be continued upward pressure on U.S. inflation and interest rates, which will primarily affect intermediate and long maturity bond yields. In the short-term, however, economic weakness will keep interest rates low as the Federal Reserve Board may consider lowering Fed Fund rates to boost economic growth. Lastly, Ibbotson believes REITs continue to be overvalued relative to the overall stock market, even after the sector's recent underperformance.

Top Ten Holdings as of December 31, 2007

U.S. Treasury Note, 3.625% 12/31/12	5.8%
Deutschland Republic Ser 3 (EUR) 4.500% 01/04/13	2.7%
iShares S&P SmallCap 600 Value Index Fund	2.3%
Federal National Mortgage Association, 5.500% 01/01/37	1.7%
U.S. Treasury Notes, 4.875% 07/31/11	1.2%
Apple	0.9%
Federal National Mortgage Association, 5.000% 05/01/37	0.9%
U.S. Treasury Notes, 4.625% 11/15/09	0.8%
Federal National Mortgage Association, 6.000%, 01/01/37	0.8%
Royal Dutch Shell, Cl A	0.8%
As a % of Total Portfolio Investments	17.9%

OLD MUTUAL VA ASSET ALLOCATION MODERATE GROWTH PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of December 31, 2007

	Inception Date	1 Year Return	Annualized Inception to Date
VA Asset Allocation Moderate Growth Portfolio - Initial Class	12/29/06	10.01%	9.95%
VA Asset Allocation Moderate Growth Portfolio - Service Class	12/29/06	9.70%	9.64%
S&P 1500 Index	12/29/06	5.47%	4.91%
Lehman Brothers U.S. Aggregate Index	12/29/06	6.97%	6.90%

Past performance is not a guarantee of future results. Total return figures include the effect of the Portfolio's recurring expenses, but do not include fees and expenses that may be imposed under variable annuity contracts or variable life insurance policies offered through separate accounts of participating insurance companies which purchase the Portfolio's shares. If those charges were reflected, the performance shown would have been lower. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

The total annual operating expenses and net annual operating expenses a shareholder in the Portfolio's Initial Class and Service Class Shares may pay (as reported in the April 23, 2007 prospectuses) are 1.09% and 1.05%, 1.34% and 1.30%, respectively. Expenses for both share classes are based on estimated amounts.

Portfolio Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio's Initial Class and Service Class Shares on the inception date of 12/29/06 to an investment made in unmanaged securities indexes on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Asset Class Weightings as of December 31, 2007 — % of Total Portfolio Investments



Schedule of Investments

As of December 31, 2007

Description	Shares	Value (000)
Common Stock — 57.4%		
Advertising Sales — 0.1%		
AirMedia Group ADR*	67	$ 1
Focus Media Holding ADR*	100	6
Total Advertising Sales		7
Aerospace/Defense — 0.8%		
Aerovironment*	93	2
Boeing	188	16
Rockwell Collins	560	40
Teledyne Technologies*	53	3
Total Aerospace/Defense		61
Aerospace/Defense-Equipment — 0.5%		
AAR*	80	3
Alliant Techsystems*	200	23
B/E Aerospace*	96	5
DRS Technologies	60	3
Goodrich	11	1
Triumph Group	40	3
Total Aerospace/Defense-Equipment		38
Agricultural Biotech — 0.0%		
Origin Agritech*	90	1
Total Agricultural Biotech		1
Agricultural Chemicals — 1.2%		
Agrium	50	4
CF Industries Holdings	50	6
Monsanto	453	51
Potash of Saskatchewan	183	26
Total Agricultural Chemicals		87
Agricultural Operations — 0.2%		
Archer-Daniels-Midland	326	15
Total Agricultural Operations		15
Airlines — 0.0%		
Delta Air Lines*	52	1
UAL	15	1
US Airways Group*	49	1
Total Airlines		3
Applications Software — 0.5%		
Citrix Systems*	35	1
Infosys Technologies ADR	70	3

Description	Shares	Value (000)
Applications Software — continued		
Intuit*	63	$ 2
Microsoft	667	24
Progress Software*	55	2
Red Hat*	115	2
Total Applications Software		34
Audio/Video Products — 0.0%		
DTS*	96	2
Total Audio/Video Products		2
Auto/Truck Parts & Equipment-Original — 0.0%		
Amerigon*	120	3
Total Auto/Truck Parts & Equipment-Original		3
Auto-Cars/Light Trucks — 0.1%		
Ford Motor*	1,133	8
Total Auto-Cars/Light Trucks		8
Beverages-Non-Alcoholic — 0.0%		
Coca-Cola Bottling	40	2
Coca-Cola Enterprises	41	1
Total Beverages-Non-Alcoholic		3
Brewery — 0.3%		
Cia Cervecerias Unidas ADR	270	10
Molson Coors Brewing, Cl B	200	10
Total Brewery		20
Broadcast Service/Programming — 0.0%		
Clear Channel	5	—
Total Broadcast Service/Programming		—
Building & Construction-Miscellaneous — 0.1%		
Orascom Construction GDR	35	7
Total Building & Construction-Miscellaneous		7
Cable TV — 0.2%		
Comcast, Cl A*	228	4
Comcast, Special Cl A*	365	7
DIRECTV Group*	277	6
Total Cable TV		17
Casino Hotels — 0.4%		
Harrah's Entertainment	2	—
MGM Mirage*	345	29
Total Casino Hotels		29

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value (000)
Casino Services — 0.1%		
International Game	95	$ 4
Total Casino Services		4
Cellular Telecommunications — 0.8%		
America Movil, Ser L ADR	150	9
China Mobile ADR	40	3
Millicom International Cellular*	60	7
NII Holdings*	589	28
Tim Participacoes ADR	100	3
Turkcell Iletisim Hizmet AS ADR	150	4
Vimpel-Communications ADR	125	5
Total Cellular Telecommunications		59
Chemicals-Diversified — 0.7%		
Celanese, Ser A	700	30
E.I. du Pont de Nemours	405	18
Olin	43	1
Rohm & Haas	54	3
Total Chemicals-Diversified		52
Chemicals-Specialty — 0.2%		
Ashland	6	—
Chemtura	53	—
Hercules	96	2
Lubrizol	300	16
Total Chemicals-Specialty		18
Coal — 0.3%		
Alpha Natural Resources*	53	2
Arch Coal	32	1
Consol Energy	100	7
Massey Energy	83	3
Peabody Energy	86	5
Walter Industries	53	2
Total Coal		20
Commercial Banks Non-US — 0.1%		
Banco Itau Holding Financeira ADR	200	5
Kookmin Bank ADR	70	5
Total Commercial Banks Non-US		10
Commercial Banks-Central US — 0.0%		
Irwin Financial	212	2
Total Commercial Banks-Central US		2
Commercial Services — 0.1%		
ExlService Holdings*	148	3
PHH*	33	1
Total Commercial Services		4

Description	Shares	Value (000)
Commercial Services-Finance — 0.0%		
Wright Express*	73	$ 3
Total Commercial Services-Finance		3
Communications Software — 0.0%		
DivX*	143	2
Total Communications Software		2
Computer Aided Design — 0.1%		
Ansys*	153	6
Total Computer Aided Design		6
Computer Services — 0.1%		
Electronic Data Systems	96	2
Syntel	60	2
Total Computer Services		4
Computer Software — 0.2%		
Avid Technology*	134	4
Double-Take Software*	171	4
Omniture*	65	2
Total Computer Software		10
Computers — 2.3%		
Apple*	376	75
Hewlett-Packard	935	47
International Business Machines	41	4
Research In Motion*	325	37
Sun Microsystems*	571	10
Total Computers		173
Computers-Integrated Systems — 0.1%		
NCI, Cl A*	126	2
Radisys*	143	2
Riverbed Technology*	115	3
Total Computers-Integrated Systems		7
Computers-Memory Devices — 0.5%		
EMC*	1,640	30
Silicon Storage Technology*	370	1
Western Digital*	300	9
Total Computers-Memory Devices		40
Computers-Peripheral Equipment — 0.1%		
Electronics for Imaging*	176	4
Total Computers-Peripheral Equipment		4

Description	Shares	Value (000)
Consulting Services — 0.3%		
Advisory Board*	60	$ 4
FTI Consulting*	177	11
Gartner*	70	1
Huron Consulting Group*	70	6
MAXIMUS	53	2
Total Consulting Services		24
Containers-Metal/Glass — 0.6%		
Crown Holdings*	500	13
Owens-Illinois*	600	30
Total Containers-Metal/Glass		43
Containers-Paper/Plastic — 0.1%		
Bemis	90	2
Sealed Air	69	2
Sonoco Products	51	2
Total Containers-Paper/Plastic		6
Cosmetics & Toiletries — 0.0%		
Procter & Gamble	30	2
Total Cosmetics & Toiletries		2
Cruise Lines — 0.2%		
Carnival	283	13
Total Cruise Lines		13
Data Processing/Management — 0.1%		
Automatic Data Processing	90	4
Commvault Systems*	55	1
Fiserv*	31	2
Total Data Processing/Management		7
Dental Supplies & Equipment — 0.3%		
Dentsply International	535	24
Total Dental Supplies & Equipment		24
Diagnostic Equipment — 0.1%		
Gen-Probe*	50	3
Hansen Medical*	90	3
Total Diagnostic Equipment		6
Dialysis Centers — 0.0%		
DaVita*	12	1
Dialysis Corp of America*	264	2
Total Dialysis Centers		3
Direct Marketing — 0.0%		
Valuevision Media, Cl A*	306	2
Total Direct Marketing		2

Description	Shares	Value (000)
Distribution/Wholesale — 0.1%		
LKQ*	294	$ 6
WW Grainger	25	2
Total Distribution/Wholesale		8
Diversified Manufacturing Operations — 1.4%		
3M	125	11
Acuity Brands	50	2
Dover	229	11
General Electric	1,273	47
Honeywell International	239	15
Illinois Tool Works	289	15
Textron	100	7
Total Diversified Manufacturing Operations		108
Diversified Minerals — 0.2%		
Cia Vale do Rio Doce ADR	430	14
Total Diversified Minerals		14
Drug Delivery Systems — 0.1%		
Hospira*	130	6
Total Drug Delivery Systems		6
E-Commerce/Products — 0.0%		
Blue Nile*	45	3
Total E-Commerce/Products		3
E-Commerce/Services — 0.2%		
Ctrip.com International ADR	60	3
Expedia*	68	2
Liberty Media - Interactive, Cl A*	133	3
Priceline.com*	40	5
Total E-Commerce/Services		13
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	183	10
Total Electric Products-Miscellaneous		10
Electric-Distribution — 0.0%		
EnerNOC*	30	1
Total Electric-Distribution		1
Electric-Integrated — 1.5%		
Allegheny Energy	102	6
Centerpoint Energy	1,500	26
Dominion Resources	231	11
DTE Energy	350	15
Duke Energy	397	8
Entergy	135	16
Exelon	156	13
PG&E	77	3
PPL	250	13
Total Electric-Integrated		111

Old Mutual VA Asset Allocation
Moderate Growth Portfolio — continued

Schedule of Investments

As of December 31, 2007

Description	Shares	Value (000)
Electronic Components-Miscellaneous — 0.2%		
AU Optronics ADR	291	$ 6
Celestica*	551	3
Flextronics International*	92	1
HON HAI Precision GDR	390	5
Total Electronic Components-Miscellaneous		15
Electronic Components-Semiconductors — 0.9%		
Bookham*	340	1
Broadcom, Cl A*	48	1
Cavium Networks*	65	1
DSP Group*	304	4
Fairchild Semiconductor International*	187	3
Ikanos Communications*	572	3
Monolithic Power Systems*	90	2
NVIDIA*	932	32
Qlogic*	285	4
Samsung Electronics GDR, 144A	14	4
Semtech*	190	3
Silicon Laboratories*	10	—
SiRF Technology Holdings*	132	3
Texas Instruments	102	3
Zoran*	103	2
Total Electronic Components-Semiconductors		66
Electronic Design Automation — 0.1%		
Comtech Group*	225	4
Magma Design Automation*	210	3
Synplicity*	515	3
Total Electronic Design Automation		10
Electronic Forms — 0.3%		
Adobe Systems*	451	19
Total Electronic Forms		19
Electronic Measuring Instruments — 0.4%		
Agilent Technologies*	500	18
Itron*	83	8
Total Electronic Measuring Instruments		26
Electronic Parts Distribution — 0.2%		
Arrow Electronics*	300	12
Total Electronic Parts Distribution		12
Electronic Security Devices — 0.1%		
ICX Technologies*	125	1
Taser International*	185	3
Total Electronic Security Devices		4
Electronics-Military — 0.1%		
L-3 Communications Holdings	66	7
Total Electronics-Military		7

Description	Shares	Value (000)
E-Marketing/Info — 0.0%		
Constant Contact*	80	$ 2
Total E-Marketing/Info		2
Energy-Alternate Sources — 0.5%		
Comverge*	50	2
Covanta Holding*	300	8
Sunpower, Cl A*	240	31
Total Energy-Alternate Sources		41
Engineering/R&D Services — 0.7%		
Fluor	80	12
Jacobs Engineering Group*	106	10
McDermott International*	460	27
URS*	43	2
Total Engineering/R&D Services		51
Engines-Internal Combustion — 0.5%		
Cummins	310	39
Total Engines-Internal Combustion		39
Enterprise Software/Services — 0.9%		
BMC Software*	700	25
Novell*	260	2
Oracle*	975	22
PROS Holdings*	73	1
Sybase*	700	18
Ultimate Software Group*	85	3
Total Enterprise Software/Services		71
Entertainment Software — 0.2%		
Activision*	175	5
Electronic Arts*	82	5
Take-Two Interactive Software*	115	2
Total Entertainment Software		12
E-Services/Consulting — 0.1%		
GSI Commerce*	150	3
Perficient*	227	4
Total E-Services/Consulting		7
Fiduciary Banks — 0.6%		
Bank of New York Mellon	586	29
Northern Trust	177	14
Total Fiduciary Banks		43
Filtration/Separation Products — 0.2%		
Pall	300	12
Total Filtration/Separation Products		12

Description	Shares	Value (000)
Finance-Consumer Loans — 0.1%		
First Marblehead	25	$ —
SLM	448	9
Total Finance-Consumer Loans		9
Finance-Credit Card — 0.1%		
American Express	190	10
Total Finance-Credit Card		10
Finance-Investment Banker/Broker — 0.8%		
Bear Stearns	83	7
Charles Schwab	442	11
Citigroup	316	9
Cowen Group*	286	3
Greenhill	5	—
Interactive Brokers Group, Cl A*	60	2
JPMorgan Chase	530	23
Morgan Stanley	100	5
Piper Jaffray*	10	—
Thomas Weisel Partners Group*	90	1
TradeStation Group*	100	1
Total Finance-Investment Banker/Broker		62
Finance-Other Services — 0.4%		
Asset Acceptance Capital	196	2
CME Group	7	5
eSpeed, Cl A*	130	1
FCStone Group*	83	4
GFI Group*	40	4
IntercontinentalExchange*	51	10
MF Global*	26	1
NASDAQ Stock Market*	125	6
Total Finance-Other Services		33
Food-Dairy Products — 0.1%		
Wimm-Bill-Dann Foods ADR	45	6
Total Food-Dairy Products		6
Food-Meat Products — 0.1%		
Tyson Foods, Cl A	366	6
Total Food-Meat Products		6
Food-Miscellaneous/Diversified — 0.3%		
Kraft Foods, Cl A	214	7
Sara Lee	1,000	16
Total Food-Miscellaneous/Diversified		23
Food-Retail — 0.0%		
X5 Retail Group GDR*	90	3
Total Food-Retail		3

Description	Shares	Value (000)
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	12	$ —
Total Food-Wholesale/Distribution		—
Forestry — 0.2%		
Plum Creek Timber	350	16
Total Forestry		16
Gambling (Non-Hotel) — 0.0%		
Pinnacle Entertainment*	127	3
Total Gambling (Non-Hotel)		3
Gas-Distribution — 0.1%		
Southwest Gas	60	2
UGI	95	3
WGL Holdings	28	1
Total Gas-Distribution		6
Hazardous Waste Disposal — 0.1%		
Stericycle*	135	8
Total Hazardous Waste Disposal		8
Health Care Cost Containment — 0.2%		
McKesson	197	13
Total Health Care Cost Containment		13
Hospital Beds/Equipment — 0.2%		
Kinetic Concepts*	200	11
Total Hospital Beds/Equipment		11
Hotels & Motels — 0.1%		
Morgans Hotel Group*	130	3
Wyndham Worldwide	33	1
Total Hotels & Motels		4
Human Resources — 0.6%		
Cross Country Healthcare*	140	2
Hewitt Associates, Cl A*	768	29
Hudson Highland Group*	253	2
Manpower	200	11
Monster Worldwide*	80	3
Total Human Resources		47
Independent Power Producer — 0.0%		
Mirant*	27	1
Reliant Energy*	16	—
Total Independent Power Producer		1
Industrial Automation/Robot — 0.2%		
Cognex	40	1
iRobot*	90	2
Rockwell Automation	200	14
Total Industrial Automation/Robot		17

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value (000)
Industrial Gases — 0.5%		
Praxair	455	$ 40
Total Industrial Gases		40
Instruments-Scientific — 0.3%		
PerkinElmer	750	20
Total Instruments-Scientific		20
Insurance Brokers — 0.2%		
AON	173	8
eHealth*	130	4
Total Insurance Brokers		12
Internet Application Software — 0.2%		
CryptoLogic	123	2
Cybersource*	266	5
DealerTrack Holdings*	168	6
Vocus*	38	1
Total Internet Application Software		14
Internet Content-Information/News — 0.1%		
Baidu.com ADR*	19	7
Total Internet Content-Information/News		7
Internet Incubators — 0.0%		
Internet Capital Group*	150	2
Total Internet Incubators		2
Internet Security — 0.1%		
Symantec*	360	6
Total Internet Security		6
Investment Companies — 0.0%		
KKR Financial Holdings	40	1
MCG Capital	50	1
Pennant Park/Investment	30	—
Total Investment Companies		2
Investment Management/Advisory Services — 0.3%		
Affiliated Managers Group*	10	1
Federated Investors, Cl B	27	1
T Rowe Price Group	350	21
Total Investment Management/Advisory Services		23
Lasers-Systems/Components — 0.0%		
Electro Scientific Industries*	96	2
Total Lasers-Systems/Components		2
Life/Health Insurance — 0.3%		
China Life Insurance ADR	42	3
Cigna	415	22
Prudential Financial	8	1
Total Life/Health Insurance		26

Description	Shares	Value (000)
Lighting Products & System — 0.0%		
Orion Energy Systems*	50	$ 1
Total Lighting Products & System		1
Linen Supply & Related Items — 0.0%		
Cintas	43	1
Total Linen Supply & Related Items		1
Machine Tools & Related Products — 0.2%		
Kennametal	300	11
Total Machine Tools & Related Products		11
Machinery-Construction & Mining — 0.1%		
Terex*	124	8
Total Machinery-Construction & Mining		8
Machinery-Farm — 0.3%		
Deere	280	26
Total Machinery-Farm		26
Machinery-General Industry — 0.2%		
Manitowoc	190	9
Wabtec	145	5
Total Machinery-General Industry		14
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	20	1
Total Machinery-Print Trade		1
Marine Services — 0.0%		
Aegean Marine Petroleum Network	40	2
Total Marine Services		2
Medical Imaging Systems — 0.0%		
IRIS International*	89	2
Total Medical Imaging Systems		2
Medical Information Systems — 0.3%		
Cerner*	385	22
Total Medical Information Systems		22
Medical Instruments — 0.6%		
Abaxis*	60	2
Conceptus*	256	5
Intuitive Surgical*	85	28
Medtronic	120	6
Natus Medical*	184	4
Trans1*	60	1
Total Medical Instruments		46

Description	Shares	Value (000)
Medical Labs & Testing Services — 0.2%		
Covance*	57	$ 5
Laboratory Corp of America Holdings*	100	8
MDS*	21	—
Quest Diagnostics	17	1
Total Medical Labs & Testing Services		14
Medical Laser Systems — 0.0%		
Cynosure, Cl A*	90	2
Total Medical Laser Systems		2
Medical Products — 0.5%		
Baxter International	206	12
Henry Schein*	70	4
Orthofix International*	53	3
Stryker	178	13
Syneron Medical*	53	1
Zoll Medical*	95	3
Total Medical Products		36
Medical-Biomedical/Genetic — 0.4%		
Alexion Pharmaceuticals*	65	5
AMAG Pharmaceuticals *	70	4
Cambrex	153	1
Celgene*	115	5
Illumina*	80	5
Invitrogen*	13	1
Keryx Biopharmaceuticals*	210	2
Lifecell*	130	6
Martek Biosciences*	43	1
Total Medical-Biomedical/Genetic		30
Medical-Drugs — 1.7%		
Angiotech Pharmaceuticals*	320	1
Aspreva Pharmaceuticals*	83	2
Axcan Pharma*	56	1
Bristol-Myers Squibb	441	12
Forest Laboratories*	38	1
Indevus Pharmaceuticals*	290	2
Merck	646	38
Pfizer	1,115	25
Schering-Plough	1,195	32
Valeant Pharmaceuticals International*	56	1
Wyeth	366	16
Total Medical-Drugs		131
Medical-Generic Drugs — 0.1%		
Barr Pharmaceuticals*	33	2
Perrigo	43	2
Total Medical-Generic Drugs		4

Description	Shares	Value (000)
Medical-HMO — 0.5%		
Magellan Health Services*	33	$ 2
UnitedHealth Group	248	14
WellPoint*	220	19
Total Medical-HMO		35
Medical-Hospitals — 0.2%		
Universal Health Services, Cl B	245	13
Total Medical-Hospitals		13
Medical-Outpatient/Home Medical — 0.0%		
Lincare Holdings*	64	2
Total Medical-Outpatient/Home Medical		2
Medical-Wholesale Drug Distributors — 0.5%		
AmerisourceBergen	607	27
Cardinal Health	152	9
Total Medical-Wholesale Drug Distributors		36
Metal Processors & Fabricators — 0.7%		
Commercial Metals	250	7
Haynes International*	25	2
Ladish*	43	2
Precision Castparts	259	36
Sterlite Industries ADR*	194	5
Total Metal Processors & Fabricators		52
Metal-Aluminum — 0.3%		
Alcoa	507	19
Total Metal-Aluminum		19
Miscellaneous Manufacturing — 0.0%		
Trimas*	299	3
Total Miscellaneous Manufacturing		3
Motion Pictures & Services — 0.0%		
Macrovision*	43	1
Total Motion Pictures & Services		1
Multi-Line Insurance — 0.9%		
Allstate	169	9
American International Group	413	24
Assurant	100	7
Cincinnati Financial	200	8
Hartford Financial Services Group	91	8
Loews	149	8
XL Capital, Cl A	94	5
Total Multi-Line Insurance		69

OLD MUTUAL VA ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of December 31, 2007

Description	Shares	Value (000)
Multimedia — 0.0%		
EW Scripps, Cl A	12	$ 1
Gemstar-TV Guide International*	402	2
Total Multimedia		3
Networking Products — 0.8%		
Atheros Communications*	45	1
Cisco Systems*	1,640	44
Extreme Networks*	460	2
Foundry Networks*	165	3
Juniper Networks*	165	5
Polycom*	55	2
Switch & Data Facilities*	120	2
Total Networking Products		59
Non-Hazardous Waste Disposal — 0.3%		
Allied Waste Industries*	137	2
Republic Services	200	6
Waste Management	305	10
Total Non-Hazardous Waste Disposal		18
Office Automation & Equipment — 0.1%		
Pitney Bowes	159	6
Total Office Automation & Equipment		6
Oil & Gas Drilling — 0.1%		
Diamond Offshore Drilling	45	6
Rowan	27	1
Total Oil & Gas Drilling		7
Oil Companies-Exploration & Production — 1.6%		
Arena Resources*	80	3
ATP Oil & Gas*	80	4
CNOOC ADR	72	12
Denbury Resources*	140	4
EnCana	160	11
Gazprom ADR	100	6
Harvest Natural Resources*	259	3
Newfield Exploration*	150	8
NovaTek GDR	110	8
Occidental Petroleum	316	24
Parallel Petroleum*	150	3
Southwestern Energy*	495	28
Stone Energy*	68	3
Ultra Petroleum*	80	6
Total Oil Companies-Exploration & Production		123

Description	Shares	Value (000)
Oil Companies-Integrated — 1.6%		
Chevron	64	$ 6
ConocoPhillips	222	20
Exxon Mobil	603	57
Hess	150	15
Marathon Oil	24	1
Murphy Oil	41	3
Petroleo Brasileiro ADR	160	18
Total Oil Companies-Integrated		120
Oil Field Machinery & Equipment — 0.4%		
Dresser-Rand Group*	120	5
FMC Technologies*	70	4
Grant Prideco*	85	5
National Oilwell Varco*	150	11
T-3 Energy Services*	105	5
Total Oil Field Machinery & Equipment		30
Oil Refining & Marketing — 0.6%		
Reliance Industries GDR, 144A	20	3
Tesoro	400	19
Valero Energy	360	25
Total Oil Refining & Marketing		47
Oil-Field Services — 0.9%		
Exterran Holdings*	23	2
Halliburton	215	8
Helix Energy Solutions Group*	233	10
Key Energy Services*	226	3
Schlumberger	427	42
Total Oil-Field Services		65
Paper & Related Products — 0.2%		
Abitibibowater	62	1
Domtar*	900	7
Neenah Paper	70	2
Schweitzer-Mauduit International	100	3
Smurfit-Stone Container*	104	1
Total Paper & Related Products		14
Pharmacy Services — 0.2%		
Medco Health Solutions*	126	13
Total Pharmacy Services		13
Physical Practice Management — 0.1%		
Pediatrix Medical Group*	150	10
Total Physical Practice Management		10

Description	Shares	Value (000)
Physical Therapy/Rehabilitation Centers — 0.1%		
Psychiatric Solutions*	205	$ 7
Total Physical Therapy/Rehabilitation Centers		7
Pipelines — 0.9%		
El Paso	862	15
Oneok	600	27
Questar	100	5
Spectra Energy	341	9
Williams	305	11
Total Pipelines		67
Platinum — 0.1%		
Stillwater Mining*	384	4
Total Platinum		4
Power Conversion/Supply Equipment — 0.0%		
Delta Electronics GDR	150	3
Total Power Conversion/Supply Equipment		3
Printing-Commercial — 0.3%		
RR Donnelley & Sons	393	15
Valassis Communications*	381	4
VistaPrint*	80	3
Total Printing-Commercial		22
Property/Casualty Insurance — 0.9%		
Arch Capital Group*	250	18
Progressive	50	1
Safeco	350	19
Travelers	264	14
WR Berkley	600	18
Total Property/Casualty Insurance		70
Publishing-Books — 0.0%		
Scholastic*	10	—
Total Publishing-Books		—
Publishing-Newspapers — 0.1%		
Dolan Media*	120	4
Gannett	103	4
New York Times, Cl A	70	1
Total Publishing-Newspapers		9
Publishing-Periodicals — 0.0%		
Playboy Enterprises, Cl B*	199	2
Total Publishing-Periodicals		2
Racetracks — 0.0%		
International Speedway, Cl A	55	2
Total Racetracks		2

Description	Shares	Value (000)
Radio — 0.0%		
Radio One, Cl D*	382	$ 1
Total Radio		1
Real Estate Operation/Development — 0.1%		
Brookfield Properties	186	4
Total Real Estate Operation/Development		4
Recreational Centers — 0.0%		
Life Time Fitness*	65	3
Total Recreational Centers		3
Reinsurance — 1.1%		
Allied World Assurance Holdings	21	1
Aspen Insurance Holdings	208	6
Berkshire Hathaway, Cl B*	1	5
Endurance Specialty Holdings	43	2
Everest Re Group	19	2
Montpelier Re Holdings	314	5
PartnerRe	400	33
RenaissanceRe Holdings	400	24
Validus Holdings*	131	3
Total Reinsurance		81
REITs-Apartments — 0.4%		
AvalonBay Communities	126	12
BRE Properties	38	2
Camden Property Trust	128	6
Equity Residential	169	6
Essex Property Trust	40	4
Total REITs-Apartments		30
REITs-Diversified — 0.3%		
CapitalSource	47	1
Digital Realty Trust	138	5
PS Business Parks	24	1
Vornado Realty Trust	181	16
Total REITs-Diversified		23
REITs-Health Care — 0.3%		
Health Care	127	6
Nationwide Health Properties	250	8
Ventas	199	9
Total REITs-Health Care		23
REITs-Hotels — 0.3%		
DiamondRock Hospitality	230	3
FelCor Lodging Trust	180	3
Host Hotels & Resorts	641	11
LaSalle Hotel Properties	59	2
Total REITs-Hotels		19

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value (000)
REITs-Mortgage — 0.1%		
Annaly Capital Management	62	$ 1
Chimera Investment	80	1
MFA Mortgage Investments	319	3
Total REITs-Mortgage		5
REITs-Office Property — 0.7%		
BioMed Realty Trust	217	5
Boston Properties	225	21
Corporate Office Properties	24	1
Highwoods Properties	167	5
Kilroy Realty	118	6
SL Green Realty	114	11
Total REITs-Office Property		49
REITs-Regional Malls — 0.6%		
General Growth Properties	267	11
Macerich	68	5
Simon Property Group	265	23
Taubman Centers	127	6
Total REITs-Regional Malls		45
REITs-Shopping Centers — 0.4%		
Acadia Realty Trust	123	3
Federal Realty Investment	94	8
Kimco Realty	205	7
Kite Realty Group Trust	158	2
Regency Centers	142	9
Total REITs-Shopping Centers		29
REITs-Storage — 0.2%		
Public Storage	172	13
Total REITs-Storage		13
REITs-Warehouse/Industrial — 0.3%		
AMB Property	179	10
EastGroup Properties	59	2
Prologis	200	13
Total REITs -Warehouse/Industrial		25
Rental Auto/Equipment — 0.0%		
H&E Equipment Services*	173	3
Total Rental Auto/Equipment		3
Retail-Apparel/Shoe — 0.2%		
Footstar	226	1
Gymboree*	80	2
Kenneth Cole Production, Cl A	43	1
Limited Brands	50	1
Men's Wearhouse	400	11
Syms	156	2
Total Retail-Apparel/Shoe		18

Description	Shares	Value (000)
Retail-Automobile — 0.0%		
AutoNation*	50	$ 1
Group 1 Automotive	93	2
Total Retail-Automobile		3
Retail-Building Products — 0.1%		
Home Depot	140	4
Total Retail-Building Products		4
Retail-Computer Equipment — 0.2%		
GameStop, Cl A*	250	16
Total Retail-Computer Equipment		16
Retail-Consumer Electronics — 0.0%		
Best Buy	23	1
Total Retail-Consumer Electronics		1
Retail-Discount — 0.0%		
Big Lots*	121	2
Total Retail-Discount		2
Retail-Drug Store — 0.4%		
CVS Caremark	586	23
Walgreen	250	10
Total Retail-Drug Store		33
Retail-Office Supplies — 0.0%		
Office Depot*	144	2
Office Max	21	—
Total Retail-Office Supplies		2
Retail-Pet Food & Supplies — 0.0%		
PetSmart	57	1
Total Retail-Pet Food & Supplies		1
Retail-Propane Distributors — 0.1%		
Star Gas Partners LP*	1,315	5
Total Retail-Propane Distributors		5
Retail-Restaurants — 0.1%		
BJ's Restaurants*	90	1
Burger King Holdings	251	7
Cheesecake Factory*	17	—
Chipotle Mexican Grill, Cl B*	10	1
Total Retail-Restaurants		9
Retail-Sporting Goods — 0.1%		
Dick's Sporting Goods*	135	4
Total Retail-Sporting Goods		4
Retail-Video Rental — 0.0%		
Blockbuster, Cl A*	230	1
Total Retail-Video Rental		1

Description	Shares	Value (000)
S&L/Thrifts-Eastern US — 0.0%		
Brookline Bancorp	196	$ 2
New York Community Bancorp	67	1
Total S&L/Thrifts-Eastern US		3
S&L/Thrifts-Western US — 0.1%		
Washington Federal	350	7
Washington Mutual	220	3
Total S&L/Thrifts-Western US		10
Schools — 0.3%		
American Public Education*	28	1
Capella Education*	57	4
ITT Educational Services*	55	5
Learning Tree International*	59	1
New Oriental Education & Technology Group ADR*	40	3
Strayer Education	37	6
Total Schools		20
Semiconductor Components-Integrated Circuits — 0.7%		
Anadigics*	145	2
Cypress Semiconductor*	22	1
Emulex*	185	3
Maxim Integrated Products	1,409	37
Powertech Technology GDR	400	3
Taiwan Semiconductor Manufacturing ADR	300	3
Total Semiconductor Components-Integrated Circuits		49
Semiconductor Equipment — 0.2%		
Applied Materials	235	4
Brooks Automation*	113	1
Entegris*	260	2
Novellus Systems*	21	1
Tessera Technologies*	43	2
Ultratech*	46	1
Varian Semiconductor Equipment Associates*	161	6
Total Semiconductor Equipment		17
Software Tools — 0.1%		
VMware, Cl A*	55	5
Total Software Tools		5
Specified Purpose Acquisition — 0.0%		
Marathon Acquisition*	40	—
Total Specified Purpose Acquisition		—
Steel Pipe & Tube — 0.2%		
Mueller Water Products, Cl A	43	—
TMK GDR	130	6
Valmont Industries	70	6
Total Steel Pipe & Tube		12

Description	Shares	Value (000)
Steel-Producers — 0.2%		
POSCO ADR	44	$ 7
Severstal GDR	250	6
Total Steel-Producers		13
Steel-Specialty — 0.3%		
Allegheny Technologies	245	21
Total Steel-Specialty		21
Super-Regional Banks-US — 0.4%		
Bank of America	317	13
Capital One Financial	252	12
Wells Fargo	281	8
Total Super-Regional Bank-US		33
Telecommunications Equipment — 0.1%		
Harris	100	6
Plantronics	63	2
Tollgrade Communications*	86	1
Total Telecommunications Equipment		9
Telecommunications Equipment-Fiber Optics — 0.0%		
JDS Uniphase*	116	2
Total Telecommunications Equipment-Fiber Optics		2
Telecommunications Services — 0.5%		
Amdocs*	24	1
Cbeyond*	56	2
Embarq	600	30
Orbcomm*	184	1
RCN*	46	1
Time Warner Telecom, Cl A*	262	5
Total Telecommunications Services		40
Telephone-Integrated — 0.7%		
AT&T	848	35
IDT, Cl B	16	—
Verizon Communications	420	18
Total Telephone-Integrated		53
Television — 0.0%		
Sinclair Broadcast Group, Cl A	93	1
Total Television		1
Textile-Home Furnishings — 0.1%		
Mohawk Industries*	100	7
Total Textile-Home Furnishings		7
Theaters — 0.0%		
National CineMedia	126	3
Total Theaters		3

Schedule of Investments

As of December 31, 2007

Description	Shares	Value (000)
Therapeutics — 0.5%		
Gilead Sciences*	735	$ 34
Medicines*	112	2
Theravance*	130	3
Warner Chilcott, Cl A*	52	1
Total Therapeutics		40
Tobacco — 0.8%		
Altria Group	352	27
Imperial Tobacco Group ADR	219	23
UST	177	10
Total Tobacco		60
Tools-Hand Held — 0.2%		
Snap-On	47	2
Stanley Works	205	10
Total Tools-Hand Held		12
Transactional Software — 0.1%		
Innerworkings*	279	5
Total Transactional Software		5
Transport-Equipment & Leasing — 0.1%		
Aircastle	94	2
GATX	30	1
Genesis Lease ADR	136	3
Greenbrier	20	—
Total Transport-Equipment & Leasing		6
Transport-Marine — 0.2%		
Overseas Shipholding Group	200	15
Total Transport-Marine		15
Transport-Rail — 0.3%		
Burlington Northern Santa Fe	118	10
Canadian Pacific Railway	100	6
CSX	100	4
Union Pacific	24	3
Total Transport-Rail		23
Transport-Services — 0.1%		
Expeditors International Washington	85	4
Total Transport-Services		4
Veterinary Diagnostics — 0.0%		
VCA Antech*	75	3
Total Veterinary Diagnostics		3
Web Hosting/Design — 0.1%		
Equinix*	100	10
Total Web Hosting/Design		10

Description	Shares	Value (000)
Web Portals/ISP — 0.7%		
Google, Cl A*	70	$ 48
Sina*	85	4
Total Web Portals/ISP		52
Wireless Equipment — 0.4%		
American Tower, Cl A*	69	3
Aruba Networks*	194	3
Globecomm Systems*	190	2
InterDigital*	90	2
Motorola	156	3
Nokia ADR	289	11
RF Micro Devices*	677	4
SBA Communications, Cl A*	50	2
Total Wireless Equipment		30
Wound, Burn & Skin Care — 0.0%		
Obagi Medical Products*	175	3
Total Wound, Burn & Skin Care		3
Total Common Stock (Cost $4,078)		4,321
Foreign Common Stock — 17.5%		
Australia — 1.5%		
Ausenco	319	4
QBE Insurance Group	650	19
BHP Billiton	1,347	47
Leighton Holdings	830	44
Tatts Group	976	3
Total Australia		117
Belgium — 0.3%		
Dexia	936	24
Total Belgium		24
Brazil — 0.1%		
Banco do Brasil	300	5
Porto Seguro	100	4
Total Brazil		9
Canada — 0.8%		
EnCana	400	27
Teck Cominco, Cl B	100	4
Manulife Financial	100	4
Methanex	800	22
Total Canada		57
China — 0.2%		
Harbin Power Equipment, Cl H	2,000	6
Industrial & Commercial Bank of China, Cl H	8,000	6
Jiangus Express, Cl H	4,000	4
Total China		16

Description	Shares	Value (000)
Denmark — 0.5%		
Norden	339	$ 38
Total Denmark		38
France — 0.8%		
AXA	75	3
BNP Paribas	292	32
Camaieu	40	16
Rallye	106	8
Total	30	2
Total France		61
Germany — 1.4%		
BASF AG	213	32
Norddeutsche Affinerie	48	2
United Internet	325	8
Allianz SE	160	35
ThyssenKrupp	466	26
Total Germany		103
Hong Kong — 0.4%		
China Infrastructure Machinery	2,000	3
China Mobile	500	9
Hong Kong Exchange and Clearing	500	14
Regal Hotels International Holdings	94,000	8
Total Hong Kong		34
Indonesia — 0.2%		
Bank Rakyat Indonesia	6,500	5
PT Astrea International	2,500	7
Total Indonesia		12
Italy — 0.8%		
Enel	66	1
ENI	1,009	37
Fiat	902	23
Total Italy		61
Japan — 4.0%		
Alpine Electronics	300	5
Cosmo Oil	1,000	4
Daiichikosho	700	8
FamilyMart	1,200	38
FUJIFILM Holdings	200	8
Inui Steamship	600	9
Komatsu	1,300	35
Kohnan Shoji	1,100	19
Leopalace21	600	16
Nintendo	100	59
Nippon Mining Holdings	1,500	10

Description	Shares	Value (000)
Japan — continued		
Nippon Oil	1,000	$ 8
Nippon Steel	1,000	6
Nippon Telegraph & Telephone	4	20
Sumitomo Pipe & Tube	2,000	14
Tokyo Leasing	200	2
Toyota Motor	700	37
Total Japan		298
Malaysia — 0.0%		
WCT Engineering	1,700	4
Total Malaysia		4
Netherlands — 1.3%		
ING Groep	831	32
Royal Dutch Shell, Cl A	1,509	64
Total Netherlands		96
New Zealand — 0.4%		
Fletcher Building	3,262	29
Total New Zealand		29
Norway — 0.1%		
Tandberg	226	5
Total Norway		5
Philippines — 0.1%		
Ayala	800	11
Total Philippines		11
Russia — 0.1%		
Sberbank	1,700	7
Total Russia		7
Singapore — 0.6%		
Jardine Cycle & Carriage	2,000	30
Swiber Holdings*	6,000	14
Total Singapore		44
South Africa — 0.3%		
Anglo Platinum	24	4
MTN Group	350	7
Naspers, Cl N	115	3
Truworths International	900	4
Standard Bank Group	200	3
Total South Africa		21
Spain — 0.5%		
Banco Santander	173	4
Banco Bilbao Vizcaya	1,269	31
Total Spain		35

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value (000)
Sweden — 0.8%		
Volvo, Cl B	1,049	$ 18
Beijer Alma	300	3
Skandinaviska Enskilda Banken, Cl A	800	20
Svenska Handelsbanken, Cl A	600	19
Total Sweden		60
Switzerland — 0.4%		
Zurich Financial Services	106	31
Total Switzerland		31
Thailand — 0.1%		
CP All	9,000	3
Kasikornbank	2,200	6
Total Thailand		9
Turkey — 0.1%		
Asya Katilim Bankasi*	350	3
BIM Birlesik Magazalar	40	4
Total Turkey		7
United Kingdom — 1.7%		
3i Group	559	11
AstraZeneca	573	25
BHP Billiton	87	3
BT Group	4,902	26
Chaucer Holdings	156	—
CRS*	35	—
Eurocastle Investment	10	—
Game Group	3,265	16
HSBC Holdings	25	—
J Sainsbury	302	3
Reckitt Benckiser Group	557	32
Royal Bank of Scotland Group	1,191	11
Total United Kingdom		127
Total Foreign Common Stock (Cost $1,248)		1,316
Warrants — 0.3%		
Bharti Airtel 144A expires 10/28/08*	280	7
Foxconn Technology 144A expires 08/22/08*	275	2
Grasim Industries 144A expires 05/22/09*	37	3
IVRCL Infrastructures & Projects 144A expires 11/17/08*	260	4
Maruti Suzuki India 144A expires 09/03/12*	160	4
Nicholas Piramal India 144A expires 10/26/09*	500	5
Total Warrants (Cost $22)		25

Description	Face Amount (000)	Value (000)
Asset Backed Securities — 0.1%		
Chase Issuance Trust Ser 2007-A15, Cl A 4.960%, 09/17/12	$ 10	$ 10
Total Asset Backed Securities (Cost $10)		10
U.S. Treasury Obligations — 9.5%		
U.S. Treasury Bond 4.750%, 02/15/37	5	5
U.S. Treasury Notes		
4.875%, 08/15/09	20	21
4.875%, 07/31/11	90	95
4.750%, 05/15/14	40	43
4.750%, 08/15/17	15	16
4.625%, 11/15/09	65	67
4.125%, 08/31/12	5	5
3.625%, 12/31/12	460	464
Total U.S. Treasury Obligations (Cost $704)		716
U.S. Government Agency Obligations — 3.7%		
Federal National Mortgage Association		
6.000%, 01/01/37	65	66
5.500%, 01/01/37	139	139
5.000%, 05/01/37	74	72
Total U.S. Government Agency Obligations (Cost $274)		277
Foreign Bond — 2.9%		
Deutschland Republic, Ser 3 (EUR) 4.500%, 01/04/13	147	219
Total Foreign Bond (Cost $202)		219
Corporate Bonds — 2.7%		
Abbott Laboratories 5.150%, 11/30/12	$ 5	5
Apache 5.250%, 04/15/13	10	10
Astrazeneca 5.400%, 09/15/12	10	10
Bank One 5.900%, 11/15/11	25	26
Canadian Natural Resources 6.700%, 07/15/11	5	5
Citigroup 6.125%, 11/21/17	5	5
Comcast 5.300%, 01/15/14	25	25
Covidien International Finance SA 144A 5.450%, 10/15/12	5	5

Description	Shares/ Face Amount (000)	Value (000)
Corporate Bonds — continued		
ERP Operating		
5.125%, 03/15/16	$ 25	$ 23
General Mills		
5.650%, 09/10/12	5	5
Lehman Brothers Holdings		
6.200%, 09/26/14	5	5
Marathon Oil		
6.600%, 10/01/37	5	5
PepsiCo		
5.150%, 05/15/12	5	5
PSEG Power		
7.750%, 04/15/11	25	27
SBC Communications		
5.100%, 09/15/14	25	25
Starbucks		
6.250%, 08/15/17	5	5
Tyco Electronics 144A		
6.550%, 10/01/17	5	5
Weatherford International 144A		
5.950%, 06/15/12	5	5
Total Corporate Bonds (Cost $199)		201
Investment Company — 2.5%		
Index Fund-Growth-Small Cap — 0.1%		
iShares Russell 2000 Growth Index Fund	70	6
iShares Russell 2000 Index Fund	40	3
Total Index Fund-Growth-Small Cap		9
Index Fund-Value-Small Cap — 2.4%		
iShares S&P SmallCap 600 Value Index Fund	2,600	182
Total Index Fund-Value-Small Cap		182
Total Investment Company (Cost $207)		191
Money Market Fund — 11.9%		
Dreyfus Cash Management Fund, Institutional Class, 4.850%	892,673	893
Total Money Market Fund (Cost $893)		893
Total Investments — 108.5% (Cost $7,837)		$ 8,169
Other Assets and Liabilities, Net — (8.5%)		(637)
Total Net Assets 100.0%		$ 7,532

As of December 31, 2007 the Portfolio had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation (Depreciation)
03/11/08	USD	(122,500)	EUR	83,748	$ 19
03/11/08	USD	(70,000)	JPY	7,608,825	(1,348)
03/11/08	EUR	(114,971)	USD	170,130	1,933
					$ 604

The accompanying notes are an integral part of the financial statements.

NOTES TO SCHEDULE OF INVESTMENTS

* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the Securities Act of 1993. The security may be resold in transactions exempt from registration normally to qualified institutional buyers. On December 31, 2007, the value of these securities amounted to $42 (000), representing 0.8% of the Old Mutual VA Asset Allocation Conservative Portfolio, $56 (000), representing 1.0% of the net assets of the Old Mutual VA Asset Allocation Balanced Portfolio, and $47 (000), representing 0.6% of the net assets of Old Mutual VA Asset Allocation Moderate Growth Portfolio.

(A) —Variable rate security — the rate reported represents the rate as of December 31, 2007
(B) — The rate reported represents the 7-day effective yield as of December 31, 2007.
ADR — American Depositary Receipt
Cl — Class
DBS — Direct Broadcast Satellite
EUR — Euro
GDR — Global Depositary Receipt
HMO — Health Maintenance Organization
ISP — Internet Service Provider
JPY — Japanese Yen
LP — Limited partnership
MTN — Medium Term Note
R&D — Research and Development
REITs — Real Estate Investments Trusts
S&L — Savings and Loan
Ser — Series

Amounts designated as "—" are either $0 or have been rounded to $0.
Cost figures are shown with "000s" omitted.

STATEMENTS OF ASSETS AND LIABILITIES (000, excluding shares)

As of December 31, 2007

	Old Mutual VA Asset Allocation Conservative Portfolio	Old Mutual VA Asset Allocation Balanced Portfolio	Old Mutual VA Asset Allocation Moderate Growth Portfolio
Assets:			
Investment Securities, at Cost	$ 5,176	$ 5,155	$ 7,837
Investment Securities, at Value	$ 5,397	$ 5,461	$ 8,169
Receivable for Investment Securities Sold	15	18	79
Receivable from Investment Advisor	12	22	22
Dividends and Interest Receivable	57	40	29
Unrealized Gain on Forward Foreign Currency Contracts	5	3	2
Foreign Currency (cost $10, $9, and $—, respectively)	10	9	—
Other Assets	4	4	4
Total Assets	5,500	5,557	8,305
Liabilities:			
Payable to Custodian	12	7	—
Payable for Investment Securities Purchased	21	22	522
Payable for Management Fees	4	4	7
Unrealized Loss on Forward Foreign Currency Contracts	3	2	1
Payable to Custodian Due to Foreign Currency Overdraft	—	—	164
Accrued Expenses	59	79	79
Total Liabilities	99	114	773
Net Assets	$ 5,401	$ 5,443	$ 7,532
Net Assets:			
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 5,178	$ 5,132	$ 7,225
Undistributed Net Investment Income / (Accumulated Net Investment Loss)	(3)	1	1
Accumulated Net Realized Gain (Loss) on Investments	2	2	(27)
Net Unrealized Appreciation on Investments, Forward Foreign Currency Contracts and Foreign Currency Transactions	224	308	333
Net Assets	$ 5,401	$ 5,443	$ 7,532
Net Assets - Initial Class	$ 5,241	$ 5,313	$ 5,392
Net Assets - Service Class	160	130	2,140
Outstanding Shares of Beneficial Interest - Initial Class	501,663	500,236	496,382
Outstanding Shares of Beneficial Interest - Service Class	15,449	12,309	199,836
Net Asset Value, Offering and Redemption Price Per Share - Initial Class ^	$ 10.45	$ 10.62	$ 10.86
Net Asset Value, Offering and Redemption Price Per Share - Service Class ^	$ 10.38	$ 10.57	$ 10.71

^ Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS (000)

FOR THE YEAR ENDED DECEMBER 31, 2007

	Old Mutual VA Asset Allocation Conservative Portfolio	Old Mutual VA Asset Allocation Balanced Portfolio	Old Mutual VA Asset Allocation Moderate Growth Portfolio
Investment Income:			
Dividends	$ 50	$ 76	$ 103
Interest	165	92	43
Less: Foreign Taxes Withheld	(1)	(3)	(3)
Total Investment Income	214	165	143
Expenses:			
Management Fees	44	47	51
Administrative Fees	5	5	5
Distribution Fees	—	—	1
Printing Fees	11	11	11
Professional Fees	40	43	43
Custodian Fees	19	51	54
Pricing Fees	28	40	39
Offering Cost	38	38	38
Transfer Agent Fees	18	18	18
Other Expenses	7	8	7
Total Expenses	210	261	267
Less:			
Waiver of Management Fees	(44)	(47)	(51)
Reimbursement of Expenses by Advisor	(114)	(158)	(156)
Net Expenses	52	56	60
Net Investment Income	162	109	83
Net Realized Gain from Investment Transactions	14	37	17
Net Realized Loss on Foreign Currency Transactions	(52)	(32)	(7)
Net Change in Unrealized Appreciation on Investments	221	306	332
Net Change in Unrealized Appreciation on Forward Foreign Currency Contracts and Foreign Currency Transactions	3	2	1
Net Realized and Unrealized Gain on Investments	186	313	343
Increase in Net Assets Resulting from Operations	$ 348	$ 422	$ 426

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual VA Asset Allocation Conservative Portfolio		Old Mutual VA Asset Allocation Balanced Portfolio		Old Mutual VA Asset Allocation Moderate Growth Portfolio	
	1/1/07 to 12/31/07	12/29/06* to 12/31/06	1/1/07 to 12/31/07	12/29/06* to 12/31/06	1/1/07 to 12/31/07	12/29/06* to 12/31/06
Investment Activities						
Net Investment Income	$ 162	$ —	$ 109	$ —	$ 83	$ —
Net Realized Gain (Loss) from Investments and Foreign Currency Transactions	(38)	—	5	—	10	—
Net Change in Unrealized Appreciation on Investments and Foreign Currency Transactions	224	—	308	—	333	—
Net Increase in Net Assets Resulting from Operations	348	—	422	—	426	—
Dividends and Distributions to Shareholders From:						
Net Investment Income						
Initial Class	(108)	—	(74)	—	(36)	—
Service Class	(4)	—	(2)	—	(37)	—
Net Realized Gains from Investment Transactions						
Initial Class	(13)	—	(34)	—	(33)	—
Service Class	—	—	(1)	—	(13)	—
Total Dividends and Distributions	(125)	—	(111)	—	(119)	—
Capital Share Transactions						
Initial Class						
Shares Issued	—	4,900	—	4,900	—	4,900
Shares Issued upon Reinvestment of Distributions	121	—	108	—	69	—
Shares Redeemed	—	—	—	—	—	—
Total Initial Class Capital Share Transactions	121	4,900	108	4,900	69	4,900
Service Class						
Shares Issued	53	100	22	100	2,111	100
Shares Issued upon Reinvestment of Distributions	4	—	3	—	50	—
Shares Redeemed	—	—	(1)	—	(5)	—
Total Service Class Capital Share Transactions	57	100	24	100	2,156	100
Increase in Net Assets Derived from Capital Shares Transactions	178	5,000	132	5,000	2,225	5,000
Total Increase in Net Assets	401	5,000	443	5,000	2,532	5,000
Net Assets:						
Beginning of Year	5,000	—	5,000	—	5,000	—
End of Year	$5,401	$5,000	$5,443	$ 5,000	$7,532	$5,000
Undistributed Net Investment Income / (Accumulated Net Investment Loss)	$ (3)	$ —	$ 1	$ —	$ 1	$ —
Shares Issued and Redeemed:						
Initial Class						
Shares Issued	—	490	—	490	—	490
Shares Issued upon Reinvestment of Distributions	12	—	10	—	6	—
Shares Redeemed	—	—	—	—	—	—
Total Initial Class Share Transactions	12	490	10	490	6	490
Shares Issued and Redeemed:						
Service Class						
Shares Issued	5	10	2	10	186	10
Shares Issued upon Reinvestment of Distributions	—	—	—	—	5	—
Shares Redeemed	—	—	—	—	—	—
Total Service Class Share Transactions	5	10	2	10	191	10
Net Increase in Shares Outstanding	17	500	12	500	197	500

* Portfolios commenced operations on December, 29, 2006.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

57

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT THE FISCAL YEAR ENDED DECEMBER 31, 2007

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gains on Securities	Total From Operations	Dividends From Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income to Average Net Assets	Portfolio Turnover Rate

OLD MUTUAL VA ASSET ALLOCATION CONSERVATIVE PORTFOLIO

Initial Class														
2007*	$10.00	$0.32	$0.38	$0.70	$(0.22)	$(0.03)	$ (0.25)	$10.45	6.99%	$5,241	1.00%	3.80%	3.13%	101.66%
Service Class														
2007*	$10.00	$0.30	$0.37	$0.67	$(0.26)	$(0.03)	$ (0.29)	$10.38	6.69%	$ 160	1.25%	16.97%	2.89%	101.66%

OLD MUTUAL VA ASSET ALLOCATION BALANCED PORTFOLIO

Initial Class														
2007*	$10.00	$0.22	$0.62	$0.84	$(0.15)	$(0.07)	$ (0.22)	$10.62	8.42%	$5,313	1.05%	4.68%	2.08%	103.09%
Service Class														
2007*	$10.00	$0.19	$0.63	$0.82	$(0.18)	$(0.07)	$ (0.25)	$10.57	8.17%	$ 130	1.30%	17.70%	1.82%	103.09%

OLD MUTUAL VA ASSET ALLOCATION MODERATE GROWTH PORTFOLIO

Initial Class														
2007*	$10.00	$0.16	$0.84	$1.00	$(0.07)	$(0.07)	$ (0.14)	$10.86	10.01%	$5,392	1.05%	4.49%	1.48%	82.26%
Service Class														
2007*	$10.00	$0.13	$0.84	$0.97	$(0.19)	$(0.07)	$ (0.26)	$10.71	9.70%	$2,140	1.30%	7.72%	1.24%	82.26%

*   Portfolios commenced operations on December 29, 2006.

[1]   Per share amounts for the period are calculated based on average outstanding shares.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of December 31, 2007

1. Organization

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust effective May 27, 2004, is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust currently offers fifteen series portfolios, three of which are covered by this Annual Report: the Old Mutual VA Asset Allocation Conservative Portfolio (the "VA Conservative Portfolio"), the Old Mutual VA Asset Allocation Balanced Portfolio (the "VA Balanced Portfolio") and the Old Mutual VA Asset Allocation Moderate Growth Portfolio (the "VA Moderate Growth Portfolio") (each also referenced herein as a "Portfolio", and collectively the "Portfolios"). The Portfolios commenced operations on December 29, 2006. The Trust's other series portfolios, whose financial statements are presented separately, are the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio, the Old Mutual Asset Allocation Growth Portfolio, the Old Mutual Analytic Defensive Equity Fund, the Old Mutual Analytic Global Defensive Equity Fund, the Old Mutual Clay Finlay China Fund, the Old Mutual Clay Finlay Emerging Markets Fund, the Old Mutual International Equity Fund, the Old Mutual International Bond Fund, the Old Mutual Provident Mid-Cap Growth Fund and the Old Mutual Copper Rock Emerging Growth Fund. In addition, the Trust has registered three other portfolios, the Old Mutual VA Asset Allocation Growth Portfolio, the Old Mutual Analytic VA Defensive Equity Portfolio and the Old Mutual Analytic VA Global Defensive Equity Portfolio; however, these portfolios are not currently offered.

Shareholders may purchase shares of the Portfolios through two separate classes, the Initial Class and Service Class shares. All classes have equal rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Portfolio represents an equal proportionate interest in that Portfolio. Each Portfolio is classified as a diversified management investment company. The Portfolios' prospectuses provide a description of each Portfolio's investment objective, policies and investment strategies. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies.

In the normal course of business, the Portfolios may enter into various agreements that provide for general indemnifications. Each Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Portfolio. However, based on experience, the Portfolios expect the risk of loss to be remote.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Portfolios.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investment securities of a Portfolio, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. (the "Advisor") determines that use of another fair valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income, dividend expense on securities sold short and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Portfolios are declared at least annually, if available. Distributions of net realized capital gains, for each Portfolio, are generally made to shareholders annually, if available.

Foreign Withholding Taxes — The Portfolios may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolios accrue such taxes when the related income is earned.

Forward Foreign Currency Contracts — The Portfolios may enter into forward foreign currency contracts as hedges against specific transactions, portfolio positions or anticipated portfolio positions. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Portfolios realize gains and losses at the time the forward contracts are extinguished. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Portfolios could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. Finally, the risk exists that losses could exceed amounts disclosed on the Schedule of Investments.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements mature. Provisions of the repurchase agreements and procedures adopted by the Board requires that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

TBA Purchase Commitments — The Portfolios may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Portfolio's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — The Portfolios may enter into mortgage dollar rolls (principally using TBAs) in which each Portfolio sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Portfolio accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Portfolio must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Portfolio is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made in respect of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

Foreign Currency Translation — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Futures Contracts — The Portfolios may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolios will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolios each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolios record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolios could lose more than the original margin deposit required to initiate the futures transaction.

Options — The Portfolios may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolios intend to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolios write or purchase an option, an amount equal to the premium received or paid by the Portfolios is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolios on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolios have realized a gain or a loss on investment transactions. The Portfolios, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option.

Collateralized Mortgage Obligations (CMOs) — CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. CMOs are often highly sensitive to changes in interest rates and any resulting change in the rate at which homeowners sell their properties, refinance, or otherwise pre-pay their loans. Investors in these securities may not only be subject to this prepayment risk, but also may be exposed to significant market and liquidity risks. Investors in privately backed CMOs may be exposed to significant credit risk resulting from delinquencies or defaults in the loans backing the mortgage pool.

Offering Costs — All offering costs incurred with the start up of the Portfolios are being amortized on a straight line basis over a period of twelve months from commencement of operations. As of December 31, 2007, the Portfolios have fully amortized their offering costs.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are prorated to the Portfolios on the basis of relative net assets. Class specific expenses, such as distribution fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Portfolio are allocated to the respective class on the basis of the relative net assets each day. The Portfolios have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent expenses shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

Notes to Financial Statements — continued

3. Investment Advisory Fees, Administrative Fees and Other Transactions with Affiliates

Investment Advisor — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is a direct, wholly owned subsidiary of OM Group (UK) Limited, which is, in turn, a direct, wholly owned subsidiary of Old Mutual plc., a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to an Investment Advisory Agreement (the "Advisory Agreement"), under which the Advisor is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio, as follows:

	Management Fee	Asset Level
Old Mutual VA Asset Allocation Conservative Portfolio	0.850%	Less than $1 billion
	0.825%	Between $1 billion – $2 billion
	0.800%	Between $2 billion – $3 billion
	0.775%	Greater than $3 billion
Old Mutual VA Asset Allocation Balanced Portfolio	0.900%	Less than $1 billion
	0.875%	Between $1 billion – $2 billion
	0.850%	Between $2 billion – $3 billion
	0.825%	Greater than $3 billion
Old Mutual VA Asset Allocation Moderate Growth Portfolio	0.900%	Less than $1 billion
	0.875%	Between $1 billion – $2 billion
	0.850%	Between $2 billion – $3 billion
	0.825%	Greater than $3 billion

At December 31, 2007, the Advisor owns 99%, 100% and 73% of the VA Conservative Portfolio, VA Balanced Portfolio and the VA Moderate Growth Portfolio, respectively. At December 31, 2007, the separate accounts of OM Financial Life Company, a wholly owned subsidiary of OMUSH, owns 1% and 27% of the VA Conservative Portfolio and the VA Moderate Growth Portfolio, respectively.

Expense Limitation Agreement — In the interest of limiting expenses of the Portfolios, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement") pursuant to which the Advisor has agreed, in writing, to waive or limit its fees and to assume other expenses of the Portfolios through December 31, 2008, to the extent necessary to limit the total annual expenses to a specified percentage of the Portfolios' average daily net assets as follows:

	Class	Limit
Old Mutual VA Asset Allocation Conservative Portfolio	Initial Class	1.00%
	Service Class	1.25%
Old Mutual VA Asset Allocation Balanced Portfolio	Initial Class	1.05%
	Service Class	1.30%
Old Mutual VA Asset Allocation Moderate Growth Portfolio	Initial Class	1.05%
	Service Class	1.30%

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Portfolios of the Management Fees waived and other expenses paid by the Advisor pursuant to the applicable Expense Limitation Agreement may be made at a later date when a Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of the Portfolio to exceed the expense limitation in effect at the time the expenses were reimbursed.

At December 31, 2007, the Advisor may seek reimbursement of previously waived and reimbursed fees (expiring December 31, 2010) as follows (000):

Old Mutual VA Asset Allocation Conservative Portfolio	$158
Old Mutual VA Asset Allocation Balanced Portfolio	$205
Old Mutual VA Asset Allocation Moderate Growth Portfolio	$207

Sub-Advisory Agreements — The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "Ibbotson Sub-Advisory Agreement") with Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson is a wholly owned subsidiary of Ibbotson Associates, Inc., which is a wholly owned subsidiary of Morningstar, Inc. For the services provided and expenses incurred pursuant to the Ibbotson Sub-Advisory Agreement, Ibbotson is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of each of the Portfolios, which is computed and paid monthly at an annual rate equal to the greater of (i) 0.08% for average daily net assets up to $250 million, 0.07% for average daily net assets from $250 million to $500 million, 0.06% for average daily net assets from $500 million to $750 million, 0.05% for average daily net assets from $750 million to $1 billion, 0.04% for average daily net assets from $1 billion to $2 billion, and 0.03% for average daily net assets over $2 billion, or (ii) a minimum annual fee of $100,000.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "Acadian Sub-Advisory Agreement") with Acadian Asset Management, LLC ("Acadian"). Acadian is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Acadian Sub-Advisory Agreement, Acadian is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Acadian, which is computed and paid monthly at an annual rate of 0.45%.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "Analytic Sub-Advisory Agreement") with Analytic Investors, LLC ("Analytic"). Analytic is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Analytic Sub-Advisory Agreement, Analytic is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Analytic, which is computed and paid monthly at an annual rate of 0.35%.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "BHMS Sub-Advisory Agreement") with Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"). Barrow Hanley is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the BHMS Sub-Advisory Agreement, Barrow Hanley is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Barrow Hanley, which is computed and paid monthly at an annual rate of 0.15% for the U.S. Intermediate Fixed Income mandate, 0.15% for the U.S. Core Fixed Income mandate, 0.35% for the U.S. Large Cap Value mandate, 0.45% for the U.S. Mid Cap Value mandate and 0.50% for the U.S. Small Cap Value mandate.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "Clay Finlay Sub-Advisory Agreement") with Clay Finlay Inc. ("Clay Finlay"). Clay Finlay is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Clay Finlay Sub-Advisory Agreement, Clay Finlay is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the managed by Clay Finlay, which is computed and paid monthly at an annual rate of 0.45% for the International Large Cap Equity mandate and 0.50% for the Emerging Markets Equity mandate.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement ("the Copper Rock Sub-Advisory Agreement") with Copper Rock Capital Partners, LLC ("Copper Rock"). OMUSH owns 60% of the limited liability company interests of Copper Rock. For the services provided and expenses incurred pursuant to the Copper Rock Sub-Advisory Agreement, Copper Rock is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Copper Rock, which is computed and paid monthly at an annual rate of 0.55%.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "Dwight Sub-Advisory Agreement") with Dwight Asset Management Company ("Dwight"). Dwight is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Dwight Sub-Advisory Agreement, Dwight is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Dwight, which is computed and paid monthly at an annual rate of 0.10% for the Cash Management mandate, 0.15% for the U.S. Intermediate Fixed Income mandate, 0.15% for the U.S. Core Fixed Income mandate and 0.25% for the U.S. High Yield Fixed Income mandate.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement, (the "Heitman Sub-Advisory Agreement") with Heitman Real Estate Securities LLC ("Heitman"). Heitman is a wholly owned subsidiary of Heitman LLC, a Delaware limited liability company owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Heitman Sub-Advisory Agreement, Heitman is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of each Portfolio's average daily net assets so managed, which is computed and paid monthly at an annual rate of 0.40%.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "LRC Sub-Advisory Agreement") with Liberty Ridge Capital, Inc. ("Liberty Ridge"). Liberty Ridge is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the LRC Sub-Advisory Agreement, Liberty Ridge is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Liberty Ridge, which is computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Growth mandate, 0.35% for the U.S. Large Cap Blend mandate, 0.40% for the All Cap Blend mandate, 0.45% for the U.S. Mid Cap Equity mandate, 0.45% for the U.S. Mid Cap Growth mandate, 0.50% for the U.S. Small Cap Growth mandate and 0.50% for the U.S. Small Cap Blend mandate.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "Provident Sub-Advisory Agreement") with Provident Investment Counsel, Inc. ("Provident"). Provident is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Provident Sub-Advisory Agreement, Provident is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Provident, which is computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Growth mandate and 0.45% for the U.S. Mid Cap Growth mandate.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "Rogge Sub-Advisory Agreement") with Rogge Global Partners PLC ("Rogge"). Rogge is a majority owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Rogge Sub-Advisory Agreement for the Portfolios, Rogge is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Rogge, which is computed and paid monthly at an annual rate of 0.25%.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "THB Sub-Advisory Agreement") with Thomson Horstmann & Bryant, Inc. ("THB"). THB is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the THB Sub-Advisory Agreement, THB is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by THB, which is computed and paid monthly at an annual rate of 0.60% for the Small Cap Value mandate and 0.50% for the Mid Cap Value mandate.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "TS&W Sub-Advisory Agreement") with Thompson, Siegel & Walmsley, LLC ("TS&W"). TS&W is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the TS&W Sub-Advisory Agreement, TS&W is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by TS&W, which is computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Value mandate, 0.40% for the U.S. All Cap Value mandate, 0.45% for the U.S. Mid Cap Value mandate, 0.475% for the U.S. Small/Mid Cap Value mandate and 0.50% for the U.S. Small Cap Value mandate.

Each Sub-Advisory Agreement obligates the Sub-Advisor, other than Ibbotson, to: (i) manage the investment operations of the assets managed by the sub-advisor and the composition of the investment portfolio comprising such assets, including the purchase, retention and disposition thereof in accordance with the Portfolio's investment objective, policies and limitations; (ii) provide supervision of the assets managed by the sub-advisor and to determine from time to time what investment and securities will be purchased, retained or sold on behalf of the Portfolio and what portion of the assets managed by the sub-advisor will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold on behalf of the Portfolio in connection with such assets and to place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Prospectus or as the Board or the Advisor may direct from time to time, in conformity with federal securities laws. The Ibbotson Sub-Advisory Agreement obligates Ibbotson to: (i) serve as the strategic asset allocation consultant and sub-advisor to the Advisor for investment model creation and maintenance of each Portfolio, consistent with the selection of sub-advisors, based upon Ibbotson's recommendations related to appropriate market sectors and investment strategies; (ii) recommend a continuous investment allocation program for each Portfolio in accordance with each Portfolio's respective investment objectives, policies and restrictions as stated in such Portfolio's prospectus; and (iii) monitor and make recommendations to the Advisor regarding possible changes to the sub-advisors and their investment strategies.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Advisor, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Portfolio's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Administrator and Bank of New York (the "Sub-Administrator") entered into a sub-administration and accounting agreement (the "BNY Sub-Administration Agreement") effective November 5, 2007 pursuant to which the Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Under the BNY Sub-Administration Agreement, the Administrator pays the Sub-Administrator the following fees at an annual rate based on the combined average daily gross assets of the Trust, Old Mutual Funds II and Old Mutual Insurance Series Fund (the "Old Mutual Complex") of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The BNY Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by BNY, except those arising out of BNY's (or it's delegee's or agent's if such delegee or agent is a subsidiary of the Sub-Advisor) negligence or wilful misconduct or BNY's failure to act in good faith. The BNY Sub-Administration Agreement will renew each year unless terminated by either party upon not less than sixty days prior written notice to the other party

Prior to November 5, 2007, SEI Investments Global Funds Services served as the sub-administrator to the Portfolios (the "Former Sub-Administrator") pursuant to a sub-administrative services agreement (the "SEI Sub-Administrative Agreement") entered into with the Administrator. Under the SEI Sub-Administrative Agreement, the Administrator paid the Former Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Old Mutual Complex of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Old Mutual Complex calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The SEI Sub-Administrative Agreement provided that the Former Sub-Administrator would not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the SEI Sub-Administrative Agreement related, except a loss resulting from wilful misfeasance, bad faith or negligence on the part of the Former Sub-Administrator in the performance of its duties.

Distributor — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for servicing in such capacity, except as provided in separate Distribution and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement or by a majority vote of the outstanding securities of the Trust upon not more than 60 days written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for Service Class Shares pursuant to Rule 12b-1 under the 1940 Act to enable the Service Class Shares of each Portfolio to directly and indirectly bear certain expenses relating to the distribution of such shares. The Distribution Plan is a compensation plan, which means that it compensates the Distributor or third-party broker-dealer or other financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plan for Service Class Shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of the Service Class Shares, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Service Class Shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Service Class Shares, as set forth in the then current Prospectus or Statement of Additional Information with respect to Service Class Shares and interest and other financing costs. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

The Distributor will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plan, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Advisor, or Sub-Advisors may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust had a direct or indirect financial interest in the operation of the Distribution Plan or any related agreement.

Of the distribution fees the Distributor received for the year ended December 31, 2007, it retained the following:

	Distribution Fees Service Class
Old Mutual VA Asset Allocation Conservative Portfolio	$ 277
Old Mutual VA Asset Allocation Balanced Portfolio	278
Old Mutual VA Asset Allocation Moderate Growth Portfolio	1,089

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Portfolios. From time to time, the Portfolios may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Portfolios to persons who beneficially own interests in the Portfolios.

Custodian — Effective November 5, 2007, Bank of New York serves as the custodian for the Portfolios. Prior to November 5, 2007, U.S. Bank, N.A. served as the custodian for the Portfolios.

Officers and Trustees of the Portfolios who are or were officers of the Advisor, Administrator, Sub-Administrator and the Distributor received no compensation from the Portfolios.

NOTES TO FINANCIAL STATEMENTS — concluded

As of December 31, 2007

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Portfolios, for the year ended December 31, 2007 were as follows:

	Purchases (000)		Sales and Maturities (000)	
	Other	U.S. Government	Other	U.S. Government
Old Mutual VA Asset Allocation Conservative Portfolio	$4,767	$5,080	$1,862	$3,071
Old Mutual VA Asset Allocation Balanced Portfolio	7,076	2,988	3,199	1,975
Old Mutual VA Asset Allocation Moderate Growth Portfolio	9,528	1,844	3,580	864

5. FEDERAL TAX INFORMATION

Each Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolios adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolios recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations.

FIN 48 requires management of the Portfolios to analyze all open tax years, fiscal years 2003-2006 as defined by Statute of Limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the twelve-month period ended December 31, 2007, the Portfolios did not have a liability for any unrecognized tax benefits. The Portfolios have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2007, primary attributable to reclassification of capital gain distributions on Real Estate Investment Trust Securities and foreign currency translation were reclassified to the following accounts.

	Decrease Undistributed Net Investment Income (000)	Increase Accumulated Net Realized Gain/(Loss) (000)
Old Mutual VA Asset Allocation Conservative Portfolio	$(53)	$53
Old Mutual VA Asset Allocation Balanced Portfolio	(32)	32
Old Mutual VA Asset Allocation Moderate Growth Portfolio	(9)	9

The tax character of dividends and distributions declared during the year ended December 31, 2007 were as follows:

	Ordinary Income (000)
Old Mutual VA Asset Allocation Conservative Portfolio	$125
Old Mutual VA Asset Allocation Balanced Portfolio	111
Old Mutual VA Asset Allocation Moderate Growth Portfolio	119

As of December 31, 2007, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long-Term Capital Gain (000)	Unrealized Appreciation/ (Depreciation) (000)	Post October Losses (000)	Total (000)
Old Mutual VA Asset Allocation Conservative Portfolio	$10	$—	$219	$(6)	$223
Old Mutual VA Asset Allocation Balanced Portfolio	15	2	298	(4)	311
Old Mutual VA Asset Allocation Moderate Growth Portfolio	2	—	317	(12)	307

Post-October losses represent losses realized on investment transactions from November 1, 2007 through December 31, 2007 that in accordance with federal income tax regulations the Portfolios may elect to defer and treat as having arisen in the following fiscal year.

 Amounts designated as "—" are either $0 or have been rounded to $0.

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments held by each Portfolio at December 31, 2007 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ (Depreciation) (000)
Old Mutual VA Asset Allocation Conservative Portfolio	$5,180	$343	$(126)	$217
Old Mutual VA Asset Allocation Balanced Portfolio	5,163	512	(214)	298
Old Mutual VA Asset Allocation Moderate Growth Portfolio	7,852	669	(352)	317

6. FOREIGN HOLDINGS RISK

Each Portfolio may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Portfolio's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Funds I, Old Mutual Funds II and Old Mutual Insurance Series Fund (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for purposes of this Note 7, the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2007.

8. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2007, the Portfolios do not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders
of Old Mutual Funds I:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual VA Asset Allocation Conservative Portfolio, Old Mutual VA Asset Allocation Balanced Portfolio and Old Mutual VA Asset Allocation Moderate Growth Portfolio (three of the fifteen funds constituting Old Mutual Funds I, hereafter referred to as the "Funds") at December 31, 2007 and the results of each of their operations for the year then ended and the changes in each of their net assets and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2007 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 22, 2008

Notice To Shareholders (Unaudited)

For purposes of the Internal Revenue Code, the portfolio is designating the following items with regard to distributions paid during the fiscal year ended December 31, 2007.

Fund	Ordinary Income Distributions	Dividends Qualifying For Corporate Dividends Receivable Deduction (1)	Qualified Dividend Income (2)	Qualified Interest Income (3)
Old Mutual Asset Allocation Conservative Portfolio	$125,430	9.50%	13.65%	76.83%
Old Mutual Asset Allocation Balanced Portfolio	111,019	19.26%	26.38%	70.10%
Old Mutual Asset Allocation Moderate Growth Portfolio	119,017	25.45%	32.59%	39.91%

(1) Qualifying dividends represent dividends which qualify for corporate dividend received deduction and is reflected as a percentage of "Ordinary Income Distributions"

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of "Ordinary Income Distributions". It is the intention of the Portfolio to designate the maximum amount permitted by law.

(3) The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of "Ordinary Income Distributions" that is exempt from U.S. withholding tax when paid to foreign investors.

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 888.772.2888 toll-free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Portfolios voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007 will be available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — December 31, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs. Portfolio-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Portfolios and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2007.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. The Example does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs nor do they reflect any additional charges that may be imposed under variable annuity contracts or variable life insurance policies. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/01/07	Ending Account Value 12/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual VA Asset Allocation Conservative Portfolio — Initial Class				
Actual Fund Return	$1,000.00	$1,033.70	1.00%	$5.13
Hypothetical 5% Return	1,000.00	1,020.16	1.00%	5.09
Old Mutual VA Asset Allocation Conservative Portfolio — Service Class				
Actual Fund Return	1,000.00	1,032.80	1.25%	6.40
Hypothetical 5% Return	1,000.00	1,018.90	1.25%	6.36
Old Mutual VA Asset Allocation Balanced Portfolio — Initial Class				
Actual Fund Return	1,000.00	1,019.90	1.05%	5.35
Hypothetical 5% Return	1,000.00	1,019.91	1.05%	5.35
Old Mutual VA Asset Allocation Balanced Portfolio — Service Class				
Actual Fund Return	1,000.00	1,019.50	1.30%	6.62
Hypothetical 5% Return	1,000.00	1,018.65	1.30%	6.61
Old Mutual VA Asset Allocation Moderate Growth Portfolio — Initial Class				
Actual Fund Return	1,000.00	1,020.50	1.05%	5.35
Hypothetical 5% Return	1,000.00	1,019.91	1.05%	5.35
Old Mutual VA Asset Allocation Moderate Growth Portfolio — Service Class				
Actual Fund Return	1,000.00	1,019.50	1.30%	6.62
Hypothetical 5% Return	1,000.00	1,018.65	1.30%	6.61

*   Expenses are equal to the Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 days (to reflect the one-half year period).

Officers

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years
James F. Lummanick (Age: 60)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC, 2004 - 2005. Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. 1996 - 2004.
Andra C. Ozols (Age: 46)	Vice President and Secretary	Since 2005	Senior Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc., since 2005. Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - 2005). Executive Vice President (2004 - 2005), General Counsel and Secretary (2002 - 2005) and Vice President (2002 - 2004), ICON Distributors, Inc. Executive Vice President and Secretary, ICON Insurance Agency, Inc. (2004 - 2005).
Karen S. Proc (Age: 38)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. Associate General Counsel, Founders Asset Management LLC, 2002 - 2005.
Robert T. Kelly (Age: 38)	Treasurer and Principal Financial Officer	Since 2006	Vice President, Old Mutual Capital, Inc. and Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management LLC, 2000 - September 2006.
Robert D. Lujan (Age: 41)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group, 2003 - July 2006. Senior Fund Accountant, Janus Capital Management L.L.C., 2001 - 2003.
Kathryn A. Burns (Age: 31)	Assistant Treasurer	Since 2006	Regulatory Reporting Manager, Old Mutual Fund Services, since August 2006. Manager (2004 – July 2006) and Senior Associate (2001 – 2004), PricewaterhouseCoopers LLP.

 * Officer of the Trust until such time as his or her successor is duly elected and qualified.

CONSIDERATIONS OF THE BOARD IN APPROVING INVESTMENT ADVISORY AGREEMENTS AND INVESTMENT SUB-ADVISORY AGREEMENTS (Unaudited)

Summary of Amendment to Investment Advisory Agreement Approved by the Board

Old Mutual VA Asset Allocation Conservative Portfolio, Old Mutual VA Asset Allocation Balanced Portfolio, Old Mutual VA Asset Allocation Moderate Growth Portfolio, and Old Mutual VA Asset Allocation Growth Portfolio (the "VA Asset Allocation Portfolios" or the "Portfolios").

Old Mutual Capital, Inc. ("OMCAP" or the "Advisor"). On November 29, 2007, the Board approved an amendment to Schedule A of the existing Investment Advisory Agreement with OMCAP on behalf of the VA Asset Allocation Portfolios, to be effective on or around April 7, 2008 and continue through September 29, 2008 (the "Amendment"), to reflect the reduction of advisory fees for the VA Asset Allocation Portfolios in conjunction with the Board's approval of the use of a fund of funds structure for those Portfolios.

The following discussion outlines the background of the proposal and the Board's considerations.

Description of Advisor

Old Mutual Capital, Inc.

OMCAP was formed and registered as an investment advisor with the Securities and Exchange Commission ("SEC") in May 2004. OMCAP is a wholly-owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is a wholly-owned subsidiary of OM Group (UK) Limited, which, in turn, is a wholly-owned subsidiary of Old Mutual plc, a London-exchange-listed international financial services firm. As of December 31, 2007, OMCAP managed approximately $4.9 billion in mutual fund assets. OMCAP has served as investment advisor to the Trust since its inception.

Considerations of the Board

This section describes the factors considered by the Board in approving the Amendment reducing the advisory fees for the VA Asset Allocation Portfolios in connection with the Board's approval of the use of a fund of funds structure for those Portfolios.

In determining whether it was appropriate to approve the Amendment, the Board requested information, provided by the Advisor, which it believed to be reasonably necessary to reach its conclusion. The Board carefully evaluated this information and was advised by independent legal counsel with respect to its deliberations. The Board reviewed a report prepared by Lipper, Inc. ("Lipper"), a mutual fund statistical service, detailing comparative mutual fund advisory fees and expenses levels (the "Lipper Report"). In considering the fairness and reasonableness of the Amendment, the Board reviewed numerous factors, with respect to each applicable Portfolio separately, including the following:

- the nature of the services to be provided under the Amendment;

- the requirements of each Portfolio for the services provided by the Advisor;

- the quality of the services provided;

- the fees payable for the services, noting, in particular, the pricing for a fund of funds structure compared to a fund of managers structure;

- advisory fee levels compared to other similar investment accounts managed by OMCAP and the VA Asset Allocation Portfolios' sub-advisors;

- the projected expenses of each Portfolio compared to those of each Portfolio's respective peer group;

- the commitment of OMCAP to cap certain Portfolio expenses through the contractual deferral of advisory fees and/or reimbursement of expenses, and the fact that the Advisor may seek payment of such deferred fees or reimbursement of such absorbed expenses within three fiscal years after the fiscal year in which fees were deferred or expenses were absorbed, subject to the original contractual expense limitation in effect at the time;

- the anticipated profitability of OMCAP with respect to its relationship with each of the Portfolios;

- fall-out benefits received by the Advisor, including sources of revenue to OMCAP's affiliates through administration fees and website services fees;

- soft dollar benefits which may enhance the ability of OMCAP or the VA Asset Allocation Portfolios' sub-advisors to obtain research and brokerage services through soft dollar Trust trades which, in turn, may inure to the benefit of their other clients;

- portfolio management statistics such as portfolio turnover and brokerage commission expenses;

- OMCAP's role as investment advisor to the Trust, which may add to its prestige and visibility in the investment community and make it more attractive to potential clients;

- the economies of scale available to OMCAP and the resulting economies of scale passed on to shareholders;

- the capabilities of OMCAP, including personnel resources;

- the financial condition of OMCAP, including its financial statements and profitability analysis;

- fees charged by OMCAP to funds, other than those of the Trust, which are managed by OMCAP;

- current economic and industry trends; and

- the overall balance of shareholder benefits versus OMCAP benefits.

Current management fees and effective management fees after expense limitations were reviewed in the context of OMCAP's costs of providing services and its profitability. In addition, the Board reviewed the Lipper Report and compared the VA Asset Allocation Portfolios' advisory fees and projected expenses with comparable mutual funds. The Board noted that, in moving the VA Asset Allocation Portfolios to a fund of funds structure from its current manager of managers structure, a lower advisory fee was proposed. The Board reviewed the Lipper Report data comparing the proposed lower advisory fees and the projected expenses with those of comparable mutual funds. The Board noted that the VA Asset Allocation Portfolios were relatively new and that the Advisor had not yet realized a profit in each case.

Approval of Amendment to Schedule A of Investment Advisory Agreement. In connection with the approval of the Amendment reducing advisory fees for the VA Asset Allocation Portfolios in conjunction with the Board's approval of the use of a fund of funds structure for those Portfolios, the Board reviewed the Lipper Report data and compared the proposed lower advisory fees to other comparable mutual funds. The Board considered the fact that the proposed lower advisory fee for each of the VA Asset Allocation Portfolios under the fund of funds structure was priced competitively. The Board noted that, under the fund of funds structure, the VA Asset Allocation Portfolios' sub-advisors, other than Ibbotson Associates Advisors, LLC, would not receive a sub-advisory fee out of OMCAP's advisory fee, but would instead receive their fees pursuant to sub-advisory agreements with the underlying funds.

The Board considered the fact that the advisory fee of 0.20% for the VA Asset Allocation Conservative Portfolio, under the fund of funds structure, was lower than 4 funds in the Portfolio's peer group and higher than 5 funds in its peer group. The Board considered that the advisory fee of 0.20% for the VA Asset Allocation Balanced Portfolio, under the fund of funds structure, was lower than 6 funds in the Portfolio's peer group and higher than 2 funds in its peer group. The Board considered the fact that the advisory fee of 0.25% for the VA Asset Allocation Moderate Growth Portfolio, under the fund of funds structure, was lower than 4 funds in the Portfolio's peer group and higher than 3 funds in its peer group. The Board considered that the advisory fee of 0.25% for the VA Asset Allocation Growth Portfolio, under the fund of funds structure, was lower than 8 funds in the Portfolio's peer group and higher than 6 funds in its peer group.

Board Approvals

The Board reviewed additional information provided by the Advisor. Following discussions concerning this information, the Board determined that the Amendment was consistent with the best interests of each Portfolio, as applicable, and shareholders. The Board, including all of the trustees who are not "interested persons" of the Trust, voting separately at a meeting held in-person, unanimously approved the Amendment on the basis of the foregoing review and discussions. The Board concluded, among other things:

- that the level of fees to be charged to the VA Asset Allocation Portfolios is comparable to the fees charged by the Advisor to the other similar funds it advises, as well as to fees charged by other investment advisors and investment sub-advisors to other funds with similar investment or allocation strategies, and is therefore reasonable, considering the services provided by the Advisor;

- that, since the VA Asset Allocation Portfolios had not yet been operating for a full fiscal year, it did not need to address the Portfolios' performance at the present time;

- that, with respect to the VA Asset Allocation Portfolios, the unique and active asset allocation management structure supports the level of fees currently being charged, and that the anticipated change to a fund of funds structure supports the contemplated lowering of advisory fees associated with those Portfolios;

- that the Advisor's willingness to voluntarily defer its fees and reimburse expenses to reduce Portfolio expenses indicates a high level of commitment on the part of the Advisor;

- that the anticipated profitability of each Portfolio to the Advisor was reasonable in light of all the circumstances;

- that the Amendment contains breakpoints, which will allow shareholders to realize economies of scale as the Portfolios' assets increase;

Considerations of the Board in Approving Investment Advisory Agreements and Investment Sub-Advisory Agreements — concluded (Unaudited)

- that certain economies of scale factor in approving the Amendment at the present time, including the ability of the VA Asset Allocation Portfolios' sub-advisors to gain efficiencies under the contemplated fund of funds structure by only having to manage one pool of assets and the increase in assets of the underlying funds resulting from change to a fund of funds structure;

- that the Advisor is experienced and possesses significant expertise in managing particular asset classes;

- that the Advisor has demonstrated its commitment to provide sufficient staffing resources and capabilities to manage the Portfolios, including the retention of sub-advisors and personnel with relevant investment management experience;

- that the Advisor appears to have overall high quality in terms of its personnel, operations, financial condition, investment management capabilities, methodologies and performance;

- that the receipt of research and brokerage services through soft dollar Trust trades would strengthen the investment management resources of the Advisor, which might ultimately benefit the Portfolios, as well as other funds within the Trust and in the Old Mutual complex.

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FOR MORE INFORMATION

For investors who want more information about the Old Mutual Funds I-VA Portfolios, please contact us at:

By Telephone:
888.772.2888

By Mail:
Old Mutual Funds I–VA Portfolios
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:
oldmutualfunds.com

This annual report is intended for the information of Old Mutual Funds I–VA Portfolio shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Funds I–VA Portfolios, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

 **OLD MUTUAL**

Funds distributed by Old Mutual Investment Partners
R-08-226 02/2008